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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 18, 2005

Commission File Number: 000-22828

MILLICOM INTERNATIONAL CELLULAR S.A.

75 Route de Longwy
L-8080 Bertrange
Grand-Duchy of Luxembourg
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐          No    ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                        .

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (REGISTRANT)
Date: April 18, 2005	By:	/s/ BRUNO NIEUWLAND Name: Bruno Nieuwland Title: Chief Financial Controller
	By:	/s/ MARC BEULS Name: Marc Beuls Title: President and Chief Executive Officer

MILLICOM INTERNATIONAL CELLULAR S.A.

Audited Consolidated Financial Statements

As of December 31, 2004

MILLICOM INTERNATIONAL CELLULAR S.A.

DIRECTORS' REPORT

PRINCIPAL ACTIVITIES AND BACKGROUND

        Millicom International Cellular S.A. (the "Company"), a Luxembourg Société Anonyme, formed in 1990, and its subsidiaries, joint ventures and associates (the "Group" or "Millicom") is a global operator of cellular telephone services in the world's emerging markets. As of December 31, 2004, Millicom has interests in 17 cellular systems in 16 countries, focusing on emerging markets in South and South East Asia, Central and South America and Africa. Millicom's cellular operations have a combined population under license of approximately 399 million people.

        Millicom's strategy, to be the low cost provider, focused on prepaid services using mass market distribution methods, has enabled Millicom to continue to pursue high growth while delivering operating profitability.

        The Company's shares are traded on the NASDAQ National Market under the symbol MICC, Stockholmsbörsen (the Stock Exchange in Stockholm, Sweden) and the Luxembourg Stock Exchange under the symbol MIC.

BUSINESS REVIEW

        Millicom's cellular operations are mainly in emerging markets, where the basic telephone service is often inadequate to meet demand and where economic development and change are creating new demand for communication services. As Millicom has established an early presence in most of its markets, Millicom has been able to secure licenses at low cost. Millicom operates primarily with prominent local business partners through companies, over which Millicom typically exercises management control.

        Millicom's markets are very attractive for cellular services due to the low wireline and cellular penetration in economies with potential for high growth and rising disposable personal income levels. Millicom believes there is a significant opportunity for further growth of cellular services in all of its markets.

        As a result, Millicom is one of the leading operators in the majority of its markets with the aims of sustained growth and profitability.

RESULTS

        The Group continued to experience strong growth in 2004 with the aggregate total number of subscribers increasing by 36% (2003: 42%), excluding divested operations, to 7,713,201 at the end of 2004 compared to 5,690,542 at the end of 2003 and 4,002,911 at the end of 2002. Proportional subscribers, being Millicom's share of the total subscribers of its subsidiaries and joint ventures, excluding divested operations, were 5,332,259 at the end of 2004 compared to 4,025,577 at the end of 2003 and 2,784,187 at the end of 2002.

        Millicom's revenues for the year were $921,466,000 (2003: $647,104,000, 2002: $605,186,000) and excluding divested operations, were $919,253,000 (2003: $638,649,000; 2002: $520,908,000). For the year 2004, EBITDA* was $455,857,000 (2003: $320,811,000; 2002: $271,540,000) an increase of 42% compared to 2003. Excluding divested operations, EBITDA* was $455,263,000 (2003: $317,816,000; 2002: $241,658,000), an increase of 43% compared to 2003. The operating profit for the year was $248,882,000 compared to $162,515,000 in 2003 and $122,313,000 in 2002.

*
EBITDA represents operating profit before amortization and depreciation, other operating expenses, gain/(loss) from sale of subsidiaries and joint ventures and impairment of assets.

        The net profit (loss) for 2004 was $68,241,000 (2003: $178,823,000; 2002: $(385,143,000)). Excluding gain (loss) and valuation movement on investment in securities, fair value result on financial instruments and gain realized on debt exchange, the net profit (loss) for 2004 was $46,382,000 (2003: $(80,107,000); 2002: $(77,322,000)).

FINANCIAL POSITION

        As of December 31, 2004, the net book value of licenses was $277.5 million (2003: $30.9 million). This increase was primarily due to the acquisition and/or renewal of licenses in Pakistan (Paktel), Ghana, El Salvador and Chad. The value of the Paktel license was recorded at the present value of the total cash outflows payable from 2004 to 2017 of a gross amount of $291 million, resulting in an initial license value of $216.5 million.

        Property, plant and equipment increased to $575,649,000 as of December 31, 2004 from $489,543,000 as of December 31, 2003 mainly reflecting the rollout of GSM networks in Millicom's operations in El Salvador, Honduras, Guatemala, Paraguay and Pakistan as well as investments in network equipment in Tanzania and Ghana.

        As of December 31, 2004, the Group had total shareholders' equity of $239,043,000 compared to a negative shareholder's equity of $85,180,000 as of December 31, 2003. This movement mainly resulted from the profit of the year 2004, the equity offering in December 2004 and the conversion of the 2% PIK notes.

        Borrowings decreased by $58,995,000 to $1,114,413,000 as of December 31, 2004 from $1,173,408,000 as of December 31, 2003. The decrease was largely attributable to the positive operating cash flow allowing Millicom to reduce indebtedness and debt service obligation.

        The unpaid portion of licenses is recorded under the captions "other non-current liabilities" and "other current liabilities". As of December 31, 2004, the Paktel license results in a non-current liability of $176.0 million and a current liability of $28.3 million. The license in Ghana results in a non-current liability of $11.7 million and a current liability of $4.0 million.

THE BOARD OF DIRECTORS

        The Board has developed and continuously evaluates its work procedure in line with the developments of good corporate governance in the United States and in the European Union regarding reporting, disclosure and other requirements applicable to listed companies, particularly the listing rules of NASDAQ, as well as those of the OMX Stockholm (the stock exchange in Stockholm, Sweden on which MIC has been listed since March 2004) and those of the Luxembourg Stock Exchange. The Board's work procedure also takes into account the requirements of the U.S. Sarbanes-Oxley Act of 2002 to the extent it applies to foreign private issuers.

        At the Annual General Meeting of Shareholders (the "AGM") in May 2004, Mrs. Donna Cordner was elected as a new Board member. Mr. Hakan Ledin, former Chairman of the Board, passed away in March 2004 and Mr. Daniel Johannesson was elected as his successor.

        The Board met 14 times during 2004.

        The work of the Board is divided between the Board and its committees:

  •
  the Audit Committee,

  •
  the Compensation Committee,

  •
  the Nominations Committee.

        The Board has adopted work procedures to divide the work between the Board and the President and Chief Executive Officer (the "CEO"). The Chairman has discussions with each member of the Board regarding the work procedures and the evaluation of the Board work. The other members of the Board evaluate the work of the Chairman each year. The Board also evaluates yearly the work of the CEO. The main task of the Board committees is to work on behalf of the Board within their respective areas of responsibility. From time to time, the Board delegates authority to a committee so that it may resolve a specific matter on its own without having to go before the full Board for approval.

        Audit Committee.    Millicom's directors have established an Audit Committee that convenes at least four times a year, comprising three directors, Mr. Michel Massart (Chairman and financial expert), Mr. Ernest Cravatte and Mr. Raymond Kirsch. This committee has responsibility for planning and reviewing the financial reporting process together with the preparation of the annual and quarterly financial reports and accounts and the involvement of Millcom's auditors in that process. The Audit Committee focuses particularly on compliance with legal requirements and accounting standards, the independence of external auditors, the audit fees, the internal audit function, the fraud risk assessment and ensuring that an effective system of internal financial controls is maintained. The ultimate responsibility for reviewing and approving Millicom's annual and quarterly financial reports and accounts remains with the Board. The Audit Committee met 10 times during 2004 and MIC's auditors participated in each such meeting.

        Compensation Committee.    Millicom's directors have established a Compensation Committee comprising Mr. Johannesson (Chairman of the committee), Mrs. Cordner, Ms. Stenbeck and Mr. Carlund. This committee reviews and makes recommendations to the Board regarding the compensation of the CEO and the other senior executives as well as the management succession planning. The grant of stock options are recommended by the CEO, reviewed by the Compensation Committee, the Nominations Committee and the Board and approved by the shareholders at the AGM.

        Nominations Committee.    Following the Annual General Meeting of Shareholders of May 2004, a Nominations Committee was established comprising Ms. Stenbeck (Chairwoman), Mr. Johannesson and Mr. Carlund. This committee makes recommendations for the election of Directors to the AGM. At the AGM, Shareholders may vote for or against the Directors proposed or may elect different directors. The Nominations Committee reviews and recommends the director's fees which are approved by the shareholders at the AGM.

        Corporate Policy Manual.    The Board has adopted the Corporate Policy Manual, MIC's central reference for all matters relating to its corporate governance policy. Regional policies that are more stringent or detailed than those set out in the Manual may be adopted if necessary. The Code of Ethics is a part of the Corporate Policy Manual. All senior executives, as well as every member of the Board, must sign a statement acknowledging that they have read, understood and will comply with the Code of Ethics.

        Directors' Service Agreements.    None of MIC's directors have entered into service agreements with MIC or any of its subsidiaries providing for benefits upon termination of employment.

MIC's directors are as follows:

Name	Position	Year Appointed	Expiration of Term
Vigo Carlund	Member	2002	May 2005
Donna Cordner	Member	2004	May 2005
Ernest Cravatte	Member	2003	May 2005
Lars-Johan Jarnheimer	Member	2001	May 2005
Daniel Johannesson	Chairman	2003	May 2005
Raymond Kirsch	Member	1994	May 2005
Michel Massart	Member	2003	May 2005
Cristina Stenbeck	Member	2003	May 2005

        Daniel Johannesson, age 62, non-executive Chairman of the Board, held a number of executive positions at major Swedish companies including Senior Executive of the construction company Skanska, where he was responsible for their telecommunications and facilities management interests, and Chief Executive Officer of Investment AB Kinnevik and national railway operator, SJ.

        Vigo Carlund, age 58, non-executive member, has worked for the Kinnevik Group since 1968. He previously was Vice President of Investment AB Kinnevik and became CEO in May 1999. He is also Chairman of Transcom WorldWide S.A., Metro International S.A. and Korsnas AB. He was appointed to the Board of MIC in 2002 and is also a director of Tele2 AB.

        Donna Cordner, age 48, non-executive member, was appointed as Board member of Millicom in May 2004. She is the former Managing Director and Global Head of Telecommunications and Media Structured Finance group at Citigroup. She has also held senior managment positions at Société Générale and ABN AMRO Bank N.V. in U.S. and Europe, including as the Director of ABN's Latin America Telecommunications Project Finance and Advisory Group. Mrs. Cordner is currently CEO of HOFKAM Limited, which is the largest rural microfinance company in Uganda.

        Ernest Cravatte, age 55, non-executive member, is a practicing lawyer in Luxembourg and a former member of the Executive Management of Banque Generale du Luxembourg. He has also held positions on various banking supervisory committees.

        Lars-Johan Jarnheimer, age 45, non-executive member, was appointed to the Board in May 2001. He has been President and CEO of Tele2 AB since March 1999, and previously was Vice President of Investment AB Kinnevik.

        Raymond Kirsch, age 63, non-executive member, is the Chairman of the Luxembourg Stock Exchange and the former President and Chief Executive Officer of Banque et Caisse d'Epargne de L'Etat Luxembourg. He became a director of MIC in May 1994.

        Michel Massart, age 53, non-executive member, was appointed to the Board in May 2003. Up to June 2002, he was a Partner of PricewaterhouseCoopers in Belgium, where he set up the corporate finance department in 1997, and was a former member of the Board of the Institute of Statutory Auditors. He is currently a professor at Solvay Business School in Brussels, Belgium.

        Cristina Stenbeck, age 27, is Vice Chairwoman of the Board of Directors of Investment AB Kinnevik and Metro International, and a member of the Board of Directors of Modern Times Group, Tele2 AB and Transcom WorldWide S.A.

OUTLOOK FOR 2005

        In 2005, Millicom will focus on growth of subscriber base, revenues and EBITDA by continuing to focus on prepaid services while controlling costs and maintaining Millicom's position with postpaid customers. Millicom will continue to invest in its existing cellular ventures where Millicom believes attractive returns can be generated. Millicom intends to increase its equity ownership in Millicom's operations through opportunistic buy-outs of local partners. In addition, Millicom will look into new opportunities in the regions where Millicom is active in both start-ups and existing operations.

        Millicom will continue to seek further reductions of costs by rationalizing the operations.

        Millicom will continue migrating to GSM as the equipment cost relating to GSM have decreased significantly over the last few years and Millicom believes that GSM will increase revenues from prepaid minutes and roaming services while lowering infrastructure costs.

DANIEL JOHANNESSON
Chairman of the Board of Directors
Luxembourg, Grand Duchy of Luxembourg
February 24, 2005

Report of the independent auditors

PricewaterhouseCoopers Société à responsabilité limitée Réviseur d'entreprises
To the shareholders of Millicom International Cellular S.A.	400, route d'Esch B.P. 1443 L-1014 Luxembourg Téléphone +352 494848-1 Facsimile +352 494848-2900

We have audited the accompanying consolidated balance sheets of Millicom International Cellular S.A. and its subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of profit and loss, consolidated statements of cash flows and consolidated statements of changes in shareholders' equity for the three years ended December 31, 2004, 2003 and 2002. These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements' presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above give a true and fair view of the financial position of Millicom International Cellular S.A. and its subsidiaries as of December 31, 2004 and 2003 and the results of their operations, cash flows and changes in shareholders' equity for the three years ended December 31, 2004, 2003 and 2002 in accordance with International Financial Reporting Standards as published by the International Accounting Standards Board.

PricewaterhouseCoopers S.à r.l. Réviseur d'entreprises	Luxembourg, February 24, 2005

Millicom International Cellular S.A.

Consolidated balance sheets

As of December 31, 2004 and 2003

	Notes	2004	2003
		US$'000	US$'000
ASSETS
NON-CURRENT ASSETS
Intangible assets
Goodwill, net	4	37,702	49,578
Licenses, net	5	277,705	30,889
Other intangible assets, net	6	2,561	3,351
Property, plant and equipment, net	7	575,649	489,543
Financial assets
Investment in Tele2 AB shares	8	351,882	479,040
Investment in other securities	9	10,540	25,397
Investments in associates	3	2,220	1,340
Embedded derivative on the 5% Mandatory Exchangeable Notes	18	45,255	—
Pledged deposits	11	25,544	23,785
Deferred taxation	24	5,883	5,226

TOTAL NON-CURRENT ASSETS		1,334,941	1,108,149

CURRENT ASSETS
Financial assets
Investment in other securities	9	15,327	15,291
Inventories	12	16,304	10,941
Trade receivables, net	13	141,972	113,750
Amounts due from joint ventures and joint venture partners	3	11,715	13,137
Amounts due from other related parties	30	2,067	2,905
Prepayments and accrued income		36,875	19,739
Other current assets	14	62,377	49,583
Pledged deposits		9,260	7,745
Time deposits	15	610	32,880
Cash and cash equivalents	16	413,381	148,829

TOTAL CURRENT ASSETS		709,888	414,800

TOTAL ASSETS		2,044,829	1,522,949

The accompanying notes are an integral part of these consolidated financial statements.

	Notes	2004	2003
		US$'000	US$'000
SHAREHOLDERS' EQUITY AND LIABILITIES
SHAREHOLDERS' EQUITY	17
Share capital and premium		513,782	239,876
Treasury stock		(8,833)	(8,833)
2% PIK Notes—equity component		—	16,006
Legal reserve		13,577	4,256
Retained losses brought forward		(276,608)	(446,110)
Net profit for the year		68,241	178,823
Currency translation reserve		(71,116)	(69,198)

TOTAL SHAREHOLDERS' EQUITY		239,043	(85,180)

Minority interest		43,351	26,571

LIABILITIES
NON-CURRENT LIABILITIES
10% Senior Notes	18	536,629	536,036
2% PIK Notes—debt component	18	—	50,923
5% Mandatory Exchangeable Notes—debt component	18	365,006	327,635
Embedded derivative on the 5% Mandatory Exchangeable Notes	18	—	103,457
Other debt and financing	18	124,267	126,150
Other non-current liabilities	19	194,774	—
Deferred taxation	24	39,216	38,006

TOTAL NON-CURRENT LIABILITIES		1,259,892	1,182,207

CURRENT LIABILITIES
Other debt and financing	18	88,511	132,664
Trade payables		173,969	107,424
Amounts due to joint ventures	3	7,760	5,340
Amounts due to other related parties	30	975	608
Accrued interest and other expenses		55,203	44,673
Other current liabilities	19	176,125	108,642

TOTAL CURRENT LIABILITIES		502,543	399,351

TOTAL LIABILITIES		1,762,435	1,581,558

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		2,044,829	1,522,949

The accompanying notes are an integral part of these consolidated financial statements.

Millicom International Cellular S.A

Consolidated statements of profit and loss

for the years ended December 31, 2004, 2003 and 2002

	Notes	2004	2003	2002
		US$ '000	US$ '000	US$ '000
Revenues	20	921,466	647,104	605,186
Cost of sales	20,23	(388,334)	(258,002)	(259,530)

Gross profit		533,132	389,102	345,656
Sales and marketing		(122,705)	(87,575)	(80,941)
General and administrative expenses	23	(127,400)	(108,449)	(186,491)
Gain (loss) from sale of subsidiaries and joint ventures, net	23	(2,207)	2,213	88,814
Other operating expenses	4,23	(35,225)	(32,776)	(44,725)
Other operating income	29	3,287	—	—

Operating profit		248,882	162,515	122,313
Gain (loss) and valuation movement on investment in securities	8,9	(126,957)	246,760	(299,963)
Interest expense	18	(108,534)	(135,172)	(185,959)
Interest income		7,706	4,836	12,726
Other financial income	18	—	96,748	42,247
Fair value result on financial instruments	10,18	148,816	(84,578)	(7,858)
Exchange loss, net	18	(26,796)	(45,602)	(23,483)
Profit from associates	3	814	380	62

Profit (loss) before tax		143,931	245,887	(339,915)
Charge for taxes	24	(58,900)	(52,369)	(22,734)

Profit (loss) after tax		85,031	193,518	(362,649)
Minority interest		(16,790)	(14,695)	(22,494)

Net profit (loss) for the year		68,241	178,823	(385,143)

Earnings per share for the year (expressed in US$ per common share)	31
—Basic		0.82	2.74	(5.90)

—Diluted		0.77	2.26	(5.90)

The accompanying notes are an integral part of these consolidated financial statements.

Millicom International Cellular S.A

Consolidated statements of cash flows

for the years ended December 31, 2004, 2003 and 2002

	Notes	2004	2003	2002
		US$ '000	US$ '000	US$ '000
Cash flows from operating activities
Net cash provided by operating activities	25	303,243	184,322	67,279

Cash flow from investing activities
Acquisition of subsidiaries and joint ventures, net of cash acquired	26	(1,006)	1,028	(2,000)
Cash impact of change in consolidation method		12	112	—
Proceeds from the disposal of subsidiaries and joint ventures, net of cash disposed	27	961	8,848	135,071
Purchase of intangible assets		(38,891)	(3,569)	(5,205)
Purchase of financial assets	9	—	(45,328)	(186)
Proceeds from the disposal of financial assets	8,9	15,490	41,036	167,082
Purchase of property, plant and equipment		(197,873)	(86,452)	(135,818)
Proceeds from the sale of property, plant and equipment		82	3,296	307
Advances made to joint ventures and joint venture partners		(4,153)	(1,893)	(7,436)
Repayment of advances to joint ventures and joint venture partners		5,752	2,758	305
Advances from joint ventures		2,420	38	5,302
Purchase of pledged deposits		(9,045)	(9,228)	(30,958)
Disposal of pledged deposits		6,686	11,599	14,452
Purchase of time deposits		(12)	(30,079)	(11,890)
Disposal of time deposits		32,430	12,283	17,941

Net cash (used) provided by investing activities		(187,147)	(95,551)	146,967

Cash flow from financing activities
Proceeds from issuance of shares		205,920	—	—
Proceeds from issuance of debt and financing		102,156	969,607	182,828
Repayment of debt and financing		(155,071)	(899,008)	(363,584)
Cash outflows related to debt restructuring		—	(68,068)	—
Payment of dividends to minority interests		(3,163)	(12,541)	(16,536)
Payments to shareholders		—	(1,628)	—
Net purchase of treasury stocks		—	—	(2,488)

Net cash (used) provided by financing activities		149,842	(11,638)	(199,780)

Exchange gains/(losses) on cash and cash equivalents		(1,386)	1,245	(291)

Net increase in cash and cash equivalents		264,552	78,378	14,175
Cash and cash equivalents at beginning of year		148,829	70,451	56,276

Cash and cash equivalents at end of year		413,381	148,829	70,451

The accompanying notes are an integral part of these consolidated financial statements.

Millicom International Cellular S.A.

Consolidated statements of changes in shareholders' equity

for the years ended December 31, 2004, 2003 and 2002

	Number of shares (iv)	Number of shares held in the Group (iv)	Share capital	Share premium	Treasury stock	2% PIK Notes (ii)	Accumulated profit and loss account	Other reserves (i)	Total
	'000	'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance as of January 1, 2002	94,833	(29,180)	142,249	139,740	(52,033)	—	(57,719)	(103,343)	68,894
Shares purchased during the year	—	(515)	—	—	(2,488)	—	—	—	(2,488)
Loss for the year	—	—	—	—	—	—	(385,143)	—	(385,143)
Prolonged decrease in market value of Tele2 AB shares	—	—	—	—	—	—	—	61,325	61,325
Movement in currency translation reserve	—	—	—	—	—	—	—	(37,847)	(37,847)

Balance as of December 31, 2002	94,833	(29,695)	142,249	139,740	(54,521)	—	(442,862)	(79,865)	(295,259)
Effect of consolidation of El Salvador	—	—	—	—	—	—	(3,248)	—	(3,248)
Profit for the year	—	—	—	—	—	—	178,823	—	178,823
Issuance of 2% PIK Notes—equity component	—	—	—	—	—	16,248	—	—	16,248
Disposal/Cancellation of treasury stock	(28,863)	29,040	(43,294)	—	45,688	—	—	—	2,394
Conversion of 2% PIK Notes	350	—	524	657	—	(242)	—	—	939
Movement in currency translation reserve	—	—	—	—	—	—	—	14,923	14,923

Balance as of December 31, 2003	66,320	(655)	99,479	140,397	(8,833)	16,006	(267,287)	(64,942)	(85,180)
Profit for the year	—	—	—	—	—	—	68,241	—	68,241
Conversion/Redemption of 2% PIK Notes	23,230	—	34,845	33,141	—	(16,006)	—	—	51,980
Issuance of shares (iii)	9,000	—	13,500	195,660	—	—	—	—	209,160
Shares issued via the exercise of stock options	669	—	1,004	1,864	—	—	—	—	2,868
Transaction costs on issuance of shares	—	—	—	(6,108)	—	—	—	—	(6,108)
Transfer to legal reserve	—	—	—	—	—	—	(9,321)	9,321	—
Movement in currency translation reserve	—	—	—	—	—	—	—	(1,918)	(1,918)

Balance as of December 31, 2004	99,219	(655)	148,828	364,954	(8,833)	—	(208,367)	(57,539)	239,043

(i)
Other reserves at December 31, 2004 consist of a $(71,116,000) currency translation reserve (2003: $(69,198,000), 2002: $(84,121,000)) and a $13,577,000 legal reserve (2003: $4,256,000, 2002: $4,256,000).

(ii)
See Note 18.

(iii)
See Note 17.

(iv)
After stock split of February 20, 2004 (See Note 17).

The accompanying notes are an integral part of these consolidated financial statements.

Millicom International Cellular S.A.

Notes to the consolidated financial statements

As of December 31, 2004, 2003 and 2002

1.     ORGANIZATION

        Millicom International Cellular S.A. (the "Company"), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the "Group" or "Millicom") is a global operator of cellular telephone services in the world's emerging markets. As of December 31, 2004, Millicom has interests in 17 cellular systems in 16 countries, focusing on emerging markets in South East Asia, South Asia, Central America, South America and Africa. The Company's shares are traded on the NASDAQ National Market under the symbol MICC, on Stockholmsbörsen (the Stock Exchange in Stockholm, Sweden) and on the Luxembourg stock exchange under the symbol MIC. The Company has its registered office at 75, Route de Longwy, L-8080, Bertrange, Grand-Duchy of Luxembourg and is registered with the Luxembourg Register of Commerce under the number RCS B 40 630.

        Millicom's cellular telephone interests operate through strategic entities in the following geographic regions of the world (Note 3):

  •
  South East Asia including operations in Cambodia, Lao, and Vietnam;

  •
  South Asia including operations in Pakistan and Sri Lanka;

  •
  Central America including operations in El Salvador, Guatemala and Honduras;

  •
  South America including operations in Bolivia and Paraguay;

  •
  Africa including operations in Chad (expected to start in 2005), Ghana, Mauritius, Senegal, Sierra Leone and Tanzania.

        In 2004, Millicom sold its interest in its operation in Argentina and in 2003 its interest in its operation in Colombia. In 2002, Millicom disposed of MIC Systems, including MACH, its GSM clearing-house, and disposed of its operation in the Philippines.

        The Group was formed in December 1990 when Investment AB Kinnevik ("Kinnevik"), formerly named Industriförvaltnings AB Kinnevik, a company established in Sweden, and Millicom Incorporated ("Millicom Inc."), a corporation established in the United States of America, contributed their respective interests in international cellular joint ventures to form the Group. During 1992, the Group was restructured under a new ultimate parent company, maintaining the same name. On December 31, 1993, Millicom Inc. was merged ("the Merger") into a wholly owned subsidiary of Millicom, MIC-USA Inc. ("MIC-USA") a Delaware corporation, and the outstanding shares of Millicom Inc.'s common stock were exchanged for approximately 46.5% of Millicom's common stock outstanding at that time.

        The Board of Directors approved these financial statements on February 24, 2005 for issuance.

2.     SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES

Basis of preparation

        The consolidated financial statements of the Group are presented in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards ("IFRS") as published by the International Accounting Standards Board ("IASB"). The consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation of certain financial assets and liabilities. These consolidated financial statements are not prepared for the purposes of statutory filing.

        The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current events and actions, actual results ultimately may differ from those estimates.

Changes in accounting policies in 2003

        The consolidated financial statements as of December 31, 2004 are prepared in accordance with consolidation and accounting policies consistent with the consolidated financial statements as of December 31, 2003 and December 31, 2002, except for the accounting policy with respect to the unrealised gains and losses of available-for-sale securities. Prior to January 1, 2003 these gains or losses were recorded within shareholders' equity under a caption "revaluation reserve". When the securities were sold, impaired or there was a significant and prolonged decline in the fair value below acquisition cost, the accumulated fair value adjustments were included in the consolidated statements of profit and loss as gains or losses on investment securities.

        As from January 1, 2003 management determined that it was more appropriate to record the change in fair value of available-for-sale securities in the consolidated statements of profit and loss. Accordingly the Board of Directors decided to change the accounting policy for fair value adjustments of available-for-sale securities and to record these adjustments in the consolidated statement of profit and loss as from January 1, 2003. Millicom adopted the allowed alternative treatment for change in accounting policy as defined in IAS 8 "Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies", which requires any adjustment resulting from retrospective application of the change in accounting policy to be included in the determination of the net profit or loss for the current period. Because Millicom recorded an impairment loss in the statement of profit and loss based on the value of available-for-sale securities as of December 31, 2002, only the change in value from January 1 to December 31, 2003 has been recorded to reflect the change in accounting principle at December 31, 2003. Had Millicom applied the same accounting principle in prior years the retained losses and losses for the year ended December 31, 2002 would have been as follows:

2002
US$'000
Net loss as reported for the year	(385,143)
Effect of change in accounting policy with respect to the fair value adjustments of available-for-sale securities	61,325

Net loss as adjusted for the year	(323,818)

Adjusted basic earnings per share for the year (expressed in U.S.$per share)	(4.96)

        The reconciliation between retained losses as previously reported and retained losses as adjusted is as follows:

2002
US$'000
Retained losses as reported as of January 1, 2002	(57,719)
Effect of change in accounting policy with respect to the fair value adjustments of available-for-sale securities	(61,325)
Retained losses as adjusted as of January 1, 2002	(119,044)
Net loss as adjusted for the year	(323,818)

Retained losses as of December 31, 2002	(442,862)

Consolidation and accounting policies

        The consolidated financial statements are prepared in accordance with the following significant consolidation and accounting policies:

a) Group accounting

  Subsidiaries

        Subsidiaries, which are those entities (including Special Purpose Entities) controlled by the Group are consolidated. Control is presumed to exist when the Group has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies.

        The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Group controls another entity.

        Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the Group's share of the fair value of the net assets of the subsidiary acquired is recorded as goodwill. See Note 2(c) and Note 2(x) for the accounting policy on goodwill and business combinations that occurred on or after March 31, 2004. Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated; unrealized losses are also eliminated unless cost cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

  Joint ventures

        Entities that are jointly controlled are consolidated using the proportional method which combines the Group's assets, liabilities, income and expenses with the Group's share of the assets, liabilities, income and expenses of the joint ventures in which the Group has an interest.

        The Group recognizes the portion of gains or losses on the sale of assets by the Group to the joint venture that is attributable to the other parties in the joint venture. The Group does not recognize its share of profits or losses from the joint venture that results from the purchase of assets by the Group from the joint venture until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realizable value of current assets or an impairment loss, the loss is recognized immediately.

  Associates

        Investments in associates are accounted for using the equity method of accounting. Under this method the Company's share of the post-acquisition profits or losses of associates is recognized in the consolidated statements of profit and loss. The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are entities over which the Group generally holds between 20% and 50% of the voting rights, or in which the Group has significant influence, but which it does not control. Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group's investment in associates includes goodwill (net of accumulated amortization) on acquisition. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the associates.

b) Foreign currency translation

  i) Presentation and measurement currency

        The presentation currency of the Group is the U.S. dollar. The Company is located in Luxembourg and its subsidiaries, joint ventures and associates operate in different currencies. The measurement currency of the Company is the U.S. dollar because of the significant influence of the U.S. dollar on its operations. The measurement currency of each subsidiary, joint venture and associates reflects the economic substance of the underlying events and circumstances of these entities and is determined in accordance with the requirements of SIC 19 "Reporting Currency—Measurement and Presentation of Financial Statements under IAS 21 and IAS 29".

  ii) Transactions and balances

        In the financial statements of the Group's entities, transactions denominated in currencies other than the measurement currency are recorded in the measurement currency at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in currencies other than the measurement currency are reported at the exchange rates prevailing at the year-end. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the consolidated statements of profit and loss.

        For the purposes of consolidating joint ventures and subsidiaries with measurement currencies other than U.S. dollars, the balance sheets are translated to U.S. dollars using the closing exchange rate. Profit and loss accounts are translated to U.S. dollars at the average exchange rate during the year. Foreign exchange gains and losses arising from the translation of financial statements are recorded as a separate component of shareholders' equity under the caption "Currency translation reserve".

        The following is a table of the principal currency translation rates to the U.S. dollar as of December 31, 2004 and 2003 and the average rates for the year ended December 31, 2004.

Country	Currency	2004 Average rate	2004 Year-end rate	2003 Year-end rate
Argentina	Pesos	2.94	2.97	2.93
Bolivia	Bolivianos	7.93	8.04	7.80
Chad	CFA franc	526.00	482.73	520.04
Ghana	Cedi	8,982.52	9,002.00	8,850.00
Guatemala	Quetzal	7.95	7.76	8.02
Honduras	Lempira	18.20	18.63	17.74
Lao	Kip	10,733.85	10,496.00	10,599.00
Luxembourg	Euro	0.80	0.74	0.79
Mauritius	Rupee	27.52	28.18	26.20
Pakistan	Rupee	58.41	59.43	57.25
Paraguay	Guarani	5,986.35	6,115.00	6,100.00
Senegal	CFA franc	526.00	482.73	520.04
Sierra Leone	Leone	2,464.69	2,406.00	2,450.00
Sri Lanka	Rupee	101.09	104.48	96.95
Sweden	Kroner	7.31	6.65	7.19
Tanzania	Shilling	1,087.74	1,040.50	1,057.54

        Unrealized gains and losses arising from changes in foreign currency exchange rates are not cash flows. However, the effect of exchange rate changes on cash and cash equivalents held or due in a foreign currency is reported in the cash flow statement in order to reconcile cash and cash equivalents at the beginning and end of the period.

  iii) Foreign exchange risk

        Millicom seeks to reduce its foreign currency exposure through a policy of matching, as far as possible, assets and liabilities denominated in foreign currencies. In some cases, Millicom may borrow in U.S. dollars because it is either advantageous for joint ventures and subsidiaries to incur debt obligations in U.S. dollars or because U.S. dollar-denominated borrowing is the only funding source available to a joint venture or subsidiary. In these circumstances, Millicom normally accepts the remaining currency risk associated with the financing of its joint ventures and subsidiaries, principally because of the relatively high cost of forward cover in the currencies of the countries in which the Group operates.

c) Intangible assets

  Goodwill

        The excess of cost of an acquisition over the Group's share in the fair value of the net identifiable assets of the acquired subsidiary, joint venture or associate at the date of transaction is recorded as goodwill and recognized as an asset in the balance sheet. The resulting goodwill is allocated to the cash-generating unit acquired. Goodwill is amortized using the straight-line method over its estimated useful life but not longer than 20 years. Goodwill on associates is included in their carrying value in the caption "Investments in associates".

        At each balance sheet date the Group assesses whether there is any indication of impairment of its recorded goodwill. Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates. An impairment is recorded if the carrying amount exceeds the recoverable amount, as measured by reference to the fair value of the cash-generating unit.

        Negative goodwill represents the excess of the fair value of the Group's share of the net assets acquired over the cost of acquisition. Negative goodwill is presented in the same balance sheet classification as goodwill. To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the Group's plan for the acquisition and can be measured reliably, but which do not represent identifiable liabilities, that portion of negative goodwill is recognized in the income statement when the future losses and expenses are recognized. Any remaining negative goodwill, not exceeding the fair values of the identifiable non-monetary assets acquired, is recognized in the consolidated statements of profit and loss over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets; negative goodwill in excess of the fair values of those assets is recognized in the consolidated statements of profit and loss immediately.

        See Note 2x for a discussion on IFRS 3 "Business Combinations".

  Licenses

        The carrying value of licenses for the right to provide mobile cellular, wireless and other telephone services as well as related ancillary services held by joint ventures and subsidiaries is disclosed in Note 5.

        The Group operates in an industry that is subject to changes in competition, regulation, technology and subscriber base evolution. In addition, the terms of the licenses, which have been awarded for various periods, are subject to periodic review for, amongst other things, rate making, frequency allocation and technical standards. Licenses are initially measured at cost and are amortized using the straight-line basis over periods of five to 20 years depending on the term of the license. Licenses held, subject to certain conditions, are usually renewable and are generally non-exclusive. Under the terms of the respective licenses, the joint ventures and subsidiaries are entitled to enter into interconnection agreements with operators of both landline and other cellular networks.

  Software development costs

        The Group capitalizes internal software development costs. The capitalization of these costs begins when a software package's technological feasibility has been established and the costs can be measured reliably and ends when the software package is completed and ready for use. On completion of each software package, such costs are amortized on a straight-line basis over three to five years with a periodic evaluation as to their ultimate realization.

d) Property, plant and equipment

  (i)
  Property, plant and equipment is stated at cost and depreciated using the straight-line method over the shorter of the estimated useful life of the asset and the remaining life of the license associated with the assets, unless the renewal of the license is virtually certain. All repairs and maintenance expenditures are expensed as they occur.

        Maximum estimated useful lives are:

Buildings	40 years or life of lease if lower
Networks	five to ten years
Other	two to seven years

        Construction in progress consists of the cost of assets, labor and other direct costs associated with property, plant and equipment being constructed by the Group. Once the assets become operational, the related costs are transferred from construction in progress to the appropriate asset category and start to be amortized.

        Costs directly associated with the establishment of new networks primarily relate to engineering and design work for the installation of the network and systems integral to its operation.

        The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations are depreciated over the remaining useful life of the related asset.

        A liability for the present value of the cost to remove an asset on both owned and leased sites is recognized when a present obligation for the removal is established. The corresponding cost of the obligation is included in the cost of the asset and depreciated over the useful life of the asset.

  (ii) Borrowing costs

        Borrowing costs that are directly attributable to the acquisition or construction of a qualifying asset are capitalized as part of the cost of that asset when it is probable that such costs will result in future economic benefits for the Group and the costs can be measured reliably.

e) Impairment of long lived assets

        The recoverability of the Group's assets, including its intangible assets, is subject to the future profitability of the Group's operations and the evolution of the business in accordance with its plans. In evaluating the recoverability of its assets, the value and future benefits of the Group's operations are periodically reviewed by management based on technological, regulatory and market conditions. When certain operational and financial factors indicate an impairment of value, the Group evaluates the carrying value of property, plant and equipment as well as other assets including licenses and goodwill, in relation to the operating performance, and future cash flows of the underlying assets. When indicated, the impairment losses are measured based on the difference between the estimated recoverable amount and the carrying amount of the asset. Management's estimates of recoverable amounts for the individual asset or, if appropriate, the cash-generating unit, are based on prices of similar assets, to the extent available in the circumstances, and the result of valuation techniques. These include net present values of estimated future cash flows and valuations based on market transactions in similar circumstances. For new product launches where no comparable market information is available, management bases its view on recoverability primarily on cash flow forecasts. In addition to the evaluation of possible impairment to the assets carrying value, the foregoing analysis also evaluates the appropriateness of the expected useful lives of the assets. Management also review on a regular basis the terms and conditions for license renewal and when the latter is virtually certain, determine accordingly the useful live of the assets associated with the license. In 2004, 2003 and 2002, management recorded an impairment loss on certain assets (Note 23).

f) Financial instruments

        A financial instrument is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise.

        After initial recognition, the Group revalues financial assets held as available-for-sale and derivatives to fair value.

        Fair value is defined as the amount at which the instrument could be exchanged in a current transaction between knowledgeable willing parties in an arm's length transaction, other than in a forced or liquidation sale. Fair values are obtained from quoted market prices, discounted cash flow models and option-pricing models using management's estimates as appropriate.

        The derecognition of a financial instrument takes place when the Group no longer controls the contractual rights that comprise the financial instrument, which is normally the case when the instrument is sold, or all the cash flows attributable to the instrument are passed through to an independent third party.

  Investment in securities

        The Group classified its investments in debt and equity securities into the following categories: held-to-maturity and available-for-sale. The classification is dependent on the purpose for which the investments were acquired. Management determines the classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis. Investments with a fixed maturity that management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for maturities within 12 months from the balance sheet date, which are classified as current assets. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale; and are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets.

        Available-for-sale securities are reported at fair value. Prior to January 1, 2003, net unrealized gains or losses were recorded within shareholders' equity under the caption "Revaluation reserve". When the securities were sold, impaired or there was a significant and prolonged decline in the fair value below acquisition cost, the accumulated fair value adjustments were included in the consolidated statements of profit and loss as gains and losses on investment securities. As from January 1, 2003, management determined that it was appropriate to record the change in fair market value of available-for-sale securities in the consolidated statements of profit and loss. Accordingly, the Board of Directors decided to change the accounting policy for fair value adjustments of available-for-sale securities and to record these adjustments in the consolidated statements of profit and loss as from January 1, 2003. Millicom adopted the allowed alternative treatment for change in accounting policy as defined in IAS 8 "Net profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies" which requires any adjustment resulting from retrospective application of the change in accounting policy to be included in the determination of the net profit or loss for the current period (Note 2—Changes in accounting policies).

        The Group determines the fair value of its available-for-sale securities based on quoted market prices if available. The fair value of non-marketable securities is based on management's best estimate of the amount at which the securities could be sold in a current transaction.

        Unquoted available-for-sale equity investments are reviewed for impairment losses every balance sheet date and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When a review for impairment is conducted, the recoverable amount is assessed by reference to the net present value of expected future cash flows. The discount rate applied is based upon current market assessments of the time value of money and the risks specific to the investment. When the level of information available to calculate the net present value of expected future cash flows makes this exercise unworkable, management use different valuation techniques to estimate whether there is objective evidence of impairment and to determine the likely amount of impairment, if any.

        Held-to-maturity investments are carried at amortized cost using the effective yield method.

  Borrowings

        Borrowings are initially recognized at the proceeds received, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost using the effective yield method; any difference between proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statements of profit and loss as interest charge or income over the period of the borrowings.

        Gains or losses on restructuring of borrowings are recorded in "Other financial income".

        Other debt and financing is primarily comprised of bank loans bearing market rates of interest that vary on a regular basis.

        When convertible bonds are issued, the fair value of the liability portion is determined using a market interest rate for an equivalent non-convertible bond; this amount is recorded as a non-current liability based on the amortized cost until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option, which is recognized and included in shareholders' equity; the value of the conversion option is not changed in subsequent periods.

  Derivative financial instruments

        International Accounting Standard No. 39 "Financial Instruments: Recognition and Measurement" requires that all financial assets and financial liabilities, including derivatives, be recognized on the balance sheet. Derivatives are initially recorded at cost and then re-measured to fair value through the consolidated statements of profit and loss under the caption "Fair value result on financial instruments".

        A derivative embedded in a financial instrument, such as the embedded derivative on the 5% Mandatory Exchangeable Notes in Tele2 AB series B shares (Note 18), is treated as a separate derivative when (i) its economic risks and characteristics are not closely related to those of the host contract, (ii) a separate instrument with the same terms as the embedded derivative would qualify as a derivative, (iii) the combined instrument (derivative and host contract) is not carried at fair value with unrealized gains and losses reported in the statements of profit and loss.

  Trade receivables

        Trade receivables are carried at original invoice amount less provision made for impairment of these receivables. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers.

g) Leases

        Operating lease rentals are charged to the statement of profit and loss on a straight-line basis over the life of the lease.

        Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in borrowings. The interest element of the finance cost is charged to the statement of profit and loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

h) Inventories

        Inventories consist of cellular telephone equipment and related accessories, which are classified as trading inventory, and network equipment spares, which are classified as non-trading inventory. Inventory is stated at the lower of cost or net realisable value, with cost determined on a first-in, first-out basis.

i) Time and pledged deposits

        Time deposits represent cash deposits with banks that earn interest at market rates.

        Pledged deposits represent contracted cash deposits with banks that are held as security for debts either at the corporate or operational entity level. Millicom is unable to access these funds until either the relevant debt is repaid or alternative security is arranged with the lender.

j) Cash and cash equivalents

        Highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

        Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less. Bank overdrafts are included within "other debt and financing" in current liabilities on the balance sheet.

k) Share capital

        Common shares are classified as equity. The portion of a convertible bond representing the fair value of the conversion option at the time of issue is included in equity (see Borrowings in Note 2 f).

        Where the Company or its subsidiaries purchases the Company's equity share capital, the consideration paid including any attributable incremental external costs net of income taxes is deducted from total shareholders' equity as treasury shares until they are cancelled. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders' equity.

l) Provisions

        Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. The amount recognised as a provision is the best estimate of the expenditure required to settle the present obligation at the balance sheet date.

m)Revenue recognition

        The Group revenue sources in the consolidated statements of profit and loss comprise the following:

  Revenues from provision of telecom services

        These recurring revenues consist of monthly subscription fees, airtime usage fees, interconnection fees, roaming fees, revenues from the provision of data clearing services (until November 2002, when Millicom disposed of MACH, Note 23) and other telecommunications services such as data services and short message services. Recurring revenues are recognized on an accrual basis, i.e. as the related services are rendered. Unbilled revenues for airtime usage and subscription fees resulting from services provided from the billing cycle date to the end of each month are estimated and recorded.

  Connection revenues

        Initial connection fees are recognized when charged, i.e. upon initial signing of the contract with customers.

  Equipment revenues

        These revenues consist of the sale of handsets and accessories. Revenues from these sales are recognized at the time that the item is delivered to the customer.

n) Prepaid cards

        Prepaid cards allow the forward purchase of a specified amount of airtime by customers. Revenues are recognized as credit is used. Unutilized airtime is carried in the balance sheet and is included under deferred revenue within "other current liabilities".

o) Cost of sales

        The primary cost of sales incurred by the Group in relation to the provision of telecommunication services relate to interconnection costs, roaming costs, rental of channel, costs of handsets and other accessories sold and royalties. Costs of sales are recorded on an accrual basis.

        Cost of sales also includes the depreciation and impairment of network equipment (Note 2 e).

p) Customer acquisition costs

        Specific customer acquisition costs, including handset subsidies and free phone promotions, are charged to sales and marketing when the subscriber is activated. Advertising costs are charged to sales and marketing when incurred and amount to $29,803,000 for the year ended December 31, 2004 (2003: $22,932,000; 2002: $24,914,000).

q) Equity compensation benefits

        Share options are granted to Directors, management and key employees. Options in 2004 were granted at an exercise price equal to the market price at date of grant plus a mark-up of 10%. Options granted in 2003 and before were granted at an exercise price equal to the market price at date of grant. Options are exercisable in tranches beginning either one year or three years from the date of grant and have either an indefinite term or a contractual option term of a maximum of six years. When the options are exercised, the proceeds received net of any transaction costs are credited to share capital (par value) and share premium. The Group does not make a charge to staff costs in connection with share options (see also Note 2 x).

r) Taxation

        The companies of the Group are subject to taxation in the countries in which they operate. Corporate tax, including deferred taxation where appropriate, is applied at the applicable current rates on their taxable profits. Deferred income taxes are determined using the liability method whereby the future expected consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements are recognized as deferred tax assets and liabilities. Currently enacted tax rates are used in the determination of deferred income tax.

        Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

        Deferred income tax is provided on temporary differences arising on investments in subsidiaries, joint ventures and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

s) Earnings (loss) per common share

        Basic earnings (loss) per common share are based on the profit (loss) for the year divided by the weighted average number of common shares outstanding during the year taking into account, stock splits up to the date of approval of the financial statements. Diluted earnings (loss) per share is calculated by dividing the net income attributable to ordinary shareholders by the sum of the weighted average number of common shares outstanding during the year and the weighted average number of shares, which would be issued on the conversion of all the dilutive potential common shares into common shares. The Company has two categories of dilutive potential ordinary shares: convertible debt and share options.

t) Amounts due from/to joint ventures

        In the ordinary course of business, the Company advances and receives cash from the joint ventures. Upon consolidation of the Group's financial statements, part of these advances are eliminated based on the Company's ownership percentage in each joint venture. The remaining amount represents the partner's share of the joint venture's balance with the Company and is recorded under the captions "Amounts due from joint ventures" and "Amounts due to joint ventures".

u) Risk management

  Liquidity Risk

        The Group has incurred significant indebtedness but evaluates its ability to meet its obligations on an ongoing basis. Based on these evaluations, the Group devises strategies to manage its liquidity risk, including the designation of certain assets as available-for-sale.

  Credit Risk

        Financial instruments that potentially subject the Group to concentrations of credit risk are primarily cash and cash equivalents, time and pledged deposits, letters of credit, available-for-sale securities and accounts receivable. The counter-parties to the agreements relating to the Group's cash and cash equivalents, time deposits, pledged deposits and available-for-sale securities are reputable financial institutions. Management does not believe there is a significant risk of non-performance by these counter-parties. Accounts receivable are derived from the provision of telecom services to a large number of customers, including businesses and individuals as well as local telecommunications companies and the related concentration of credit risk is therefore limited. The Group maintains a provision for impairment of trade receivables based upon the expected collectability of all trade accounts receivable.

v) Segment reporting

        Business segments provide products or services that are subject to risks and returns that are different from those of other business segments. Geographical segments provide products or services within a particular economic environment that is subject to risks and returns that are different from those of components operating in other economic environments.

w) Comparatives

        Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

x) New and revised accounting standards

        On February 19, 2004 the IASB issued International Financial Reporting Standard No. 2 ("IFRS 2"), Share-based payments. Amongst others, IFRS 2 requires companies to recognize a charge in the income statement for share-based awards to employees over the period from the grant date to the vesting date. The charge is assessed on a fair value basis, with measurement at the grant date. The fair value of share awards will be assessed using an option-pricing model. IFRS 2 applies to share-based awards granted after November 7, 2002 and that have not vested before January 1, 2005, the effective date of IFRS 2. Upon adoption of IFRS 2 on January 1, 2005, Millicom will restate its statements of profit and loss for the years ended December 31, 2003 and 2004 to record an estimated compensation expense of approximately $0.4 million and $1.9 million, respectively, and will also adjust the opening balance of retained earnings as of January 1, 2004 for an estimated cumulative compensation expense of approximately $0.4 million.

        On March 31, 2004 the IASB issued International Financial Reporting Standard No. 3 ("IFRS 3"), Business Combinations. Amongst others, IFRS 3 requires reporting enterprises to account for all business combinations as acquisitions, to recognize intangible assets arising from business combinations separately from goodwill, to recognize acquired measurable contingent liabilities, to allocate goodwill to cash-generating units, to cease amortization of goodwill and to test goodwill for impairment on an annual basis. IFRS 3 is mandatory for business combinations that are agreed on or after March 31, 2004. Millicom has elected to apply IFRS 3 prospectively. Therefore the accounting for past acquisitions will not change until January 1, 2005, when amortization of goodwill will cease and any existing negative goodwill will be recognized in the opening balance of equity. Goodwill amortization for the year 2004, 2003 and 2002 was $8,242,000, $6,695,000 and $7,865,000 respectively. Negative goodwill as of December 31, 2004 is $8,202,000. No business combinations have taken place within the Group since March 31, 2004.

        On March 31, 2004, the IASB issued International Financial Reporting Standard No. 5 ("IFRS 5"), Non-current Assets Held for Sale and Discontinued Operations. IFRS 5 prescribes the measurement and presentation requirements for non-current assets "held for sale". Companies affected by IFRS 5 will be required to have new balance sheet line items, both for assets held for sale and associated liabilities. IFRS 5 applies to accounting periods beginning on or after January 1, 2005. Millicom expects to apply IFRS 5 to its operation in Peru as from that date.

        In 2004, the IASB also issued International Financial Reporting Standard No. 4 ("IFRS 4"), Insurance contracts. IFRS 4, which is applicable as from January 1, 2005, specifies the financial reporting for insurance by an entity that issues such contracts. Millicom does not believe that IFRS 4 will have an impact on its consolidated financial statements.

        Finally, during 2003 and 2004 the IASB released 15 revised standards and further amendments, including IAS 32 and IAS 39. Millicom is currently assessing the impact on its consolidated financial statements of adopting these revised standards, which will come into force on January 1, 2005.

        Millicom has not elected to early adopt any of the revised IAS or other new IFRS standards.

3.     SUBSIDIARIES, JOINT VENTURES, INVESTMENTS IN ASSOCIATES AND MANAGEMENT CONTRACT

a)    Subsidiaries

        The Group has the following significant subsidiaries:

Name of the company	Country	Holding December 31, 2004	Holding December 31, 2003
		% of ownership interest	% of ownership interest
South East Asia
Millicom Lao Co. Ltd.(i)	Lao People's Democratic Republic	74.1	78.0
Comvik International (Vietnam) AB(ii)	Vietnam	80.0	80.0
South Asia
Pakcom Limited	Pakistan	61.3	61.3
Paktel Limited	Pakistan	98.9	98.9
Celltel Lanka Limited	Sri Lanka	99.9	99.9
Central America
Telemovil El Salvador SA(iii)	El Salvador	100.0	70.0
South America
Telefonica Celular de Bolivia SA	Bolivia	100.0	100.0
Telefonica Celular del Paraguay SA	Paraguay	96.0	96.0
Africa
Millicom (Ghana) Limited	Ghana	100.0	100.0
Sentel GSM	Senegal	75.0	75.0
Millicom Sierra Leone Limited	Sierra Leone	70.0	70.0
MIC Tanzania Limited(iv)	Tanzania	84.4	—
Millicom Tchad S.A.	Chad	87.5	—
Other
Millicom Peru SA	Peru	100.0	100.0
Unallocated
Millicom International Operations SA	Luxembourg	100.0	100.0
MIC-USA Inc	United States	100.0	100.0
Millicom Holding BV	Netherlands	100.0	100.0
Millicom International Operations BV	Netherlands	100.0	100.0
Millicom Telecommunications BV	Netherlands	100.0	100.0
Millicom Telecommunications SA	Luxembourg	100.0	100.0
MIC Latin America BV	Netherlands	100.0	100.0
Millicom International BV	Netherlands	100.0	100.0

(i)
Following the restructuring of Millicom's holding in December 2004, Millicom now has a 74.1% equity interest in Millicom Lao Co. Ltd. ("Millicom Lao"). Mr. Zaman, a private business partner and senior executive vice-president of Millicom now owns 3.9% of Millicom Lao.

(ii)
Comvik International (Vietnam) AB ("CIV"), a 80% owned subsidiary of the Company, and Vietnam Mobile Services Co. ("VMS") have entered into a revenue sharing agreement to operate a national cellular GSM system in Vietnam ("Mobifone"). This revenue sharing agreement, which had a ten year term starting May 19, 1995, provided that CIV would be entitled to receive 50% of Mobifone's net revenues for the first five years of operation and 40% thereafter. In October 2000, the revenue sharing agreement was amended and stated that Millicom would continue to receive 50% of net revenue in years six through ten of the contract agreement. CIV contracted to invest a total of $209.5 million, of which approximately $181.9 million has been disbursed as of December 31, 2004. At the time the revenue sharing agreement expires on May 19, 2005, legal title to all equipment shall be transferred to VMS at a price of $1. This equipment is depreciated accordingly. Negotiations are ongoing to extend the cooperation with VMS.

(iii)
On September 15, 2003, Millicom's operation in El Salvador, Telemovil, entered into a share purchase agreement (the "Agreement") with the minority shareholders of Telemovil. The Agreement provided for the acquisition by Telemovil of 30% of its own shares for a consideration of $70 million (the "Acquisition price") payable over a period of a maximum of 6 years and an annual dividend premium of $1 million, with a corresponding net present value of $67,371,000. Of this amount $16 million was paid in cash at the closing of the transaction. Before full settlement, Telemovil had the ownership interest of 30% of its own shares, whilst the record title remained with an escrow agent for the benefit of the minority shareholders pending final settlement. Based on this Agreement, Millicom regained control and started reconsolidating Telemovil at 100% since September 15, 2003. The legal ownership interest of Millicom remained at 70% until the full settlement. In December 2004, Millicom settled the full acquisition price, bringing its legal ownership interest in the operation in El Salvador to 100%. For the period from September 15, 2003 to December 31, 2003 Telemovil contributed revenues of $39,052,000, operating profit of $11,852,000 and net income of $4,795,000 to the Group, and assets and liabilities as at December 31, 2003 were respectively $157,733,000 and $103,307,000.

(iv)
On February 3, 2004, Millicom acquired 25% of Millicom Tanzania Limited from the Government of Tanzania bringing its ownership to 84.4%. As a result Millicom controls that company and treats it as a subsidiary as from that date.

b)    Joint ventures

        The Group has the following significant joint venture companies, which have been proportionally consolidated:

Name of the company	Country	Holding December 31, 2004	Holding December 31, 2003
		% of ownership interest	% of ownership interest
South Asia
Cam GSM Company Limited	Cambodia	58.4	58.4
Royal Telecam International Limited	Cambodia	57.0	57.0
Central America
Comunicaciones Celulares SA	Guatemala	55.0	55.0
Telefonica Celular	Honduras	50.0	50.0
Africa
Emtel Limited(i)	Mauritius	50.0	50.0
MIC Tanzania Limited(ii)	Tanzania	—	59.4
Other
Millicom Argentina SA(iii)	Argentina	—	65.0

(i)
In 2003, Mauritius was reclassified to the segment Africa.

(ii)
On February 3, 2004, Millicom acquired 25% of Millicom Tanzania Limited from the Government of Tanzania bringing its ownership to 84.4%. As a result Millicom controls that company and treats it as a subsidiary as from that date.

(iii)
In September 2004, Millicom completed the sale of Millicom Argentina S.A., its Argentinean operation, realizing a loss of $2,061,000 on net proceeds of $2,000,000.

        Millicom determines the existence of joint control by reference to the joint venture agreements, articles of association, structures and voting protocols of the Boards of Directors, of the above ventures.

        The following amounts have been consolidated into the Group accounts representing the Group's share of assets, liabilities, income and expenses in the above joint ventures, excluding divested operations.

	2004	2003	2002
	US$ '000	US$ '000	US$ '000
Revenues	239,800	205,788	185,619
Total operating expenses	(155,071)	(141,770)	(137,909)
Operating profit	84,729	64,018	47,710
Property, plant and equipment, net	133,044	123,163	132,751
Goodwill, net	252	(90)	(296)
Licenses, net	9,060	8,382	2,531
Other intangible assets, net	963	2,176	2,292
Total non-current assets	146,411	138,552	141,277
Current assets	72,681	77,087	67,992
Amounts due from joint ventures to Millicom	11,715	9,052	10,629
Amounts due to joint ventures from Millicom	(7,760)	(5,340)	(5,302)
Liabilities due after more than one year	(33,638)	(42,578)	(40,340)
Liabilities due within one year	(74,589)	(73,487)	(65,002)
Cash flow:
Cash provided by operating activities	103,309	83,262	61,965
Cash flow from investing activities	(47,420)	(25,389)	(42,921)
Cash flow from financing activities	(255)	(6,530)	957

c)     Investments in associates

        The movements in investments in associates were as follows:

	2004	2003
	US$ '000	US$ '000
Opening balance	1,340	1,013
Share of results(i)	814	380
Exchange differences	66	(53)

Closing balance	2,220	1,340

(i)
In 2004, Millicom's share of tax in associates was $nil (2003: $nil)

        As at December 31, 2004 and 2003, the principal associated company, which is unlisted, was Navega S.A. This company is 45% owned by Millicom's joint venture in Guatemala.

d)    Management contract

        In the first quarter of 2004, Millicom finalised a management agreement and an option agreement (Note 10) with the Rafsanjan Industrial Complex ("RIC") in Iran. Pursuant to the management agreement, Millicom will provide management services for a network to be developed and owned by RIC under a build, operate and transfer agreement between RIC and the Telecommunications Company of Iran ("TCI"), an entity controlled by the Iranian Government. Under the build, operate and transfer agreement, RIC will build and operate a country-wide GSM network for 2 million prepaid customers. During the period from February 9, 2005 to February 9, 2015, RIC will pay a majority of revenues generated by the network to TCI. At the end of this period, ownership of the network will be transferred to TCI without charge. As from the date of operation, Millicom will be paid for its management services by receiving 2.2% of the gross revenues generated by the network, subject to a minimum annual payment of $8 million per year for periods beginning from February 9, 2007.

4.     GOODWILL

        The movements in goodwill, including negative goodwill, were as follows:

	2004	2003
	US$ '000	US$ '000
Cost
Opening balance(ii)	71,951	35,562
Additions(i)	(3,660)	46,101
Change in consolidation method	26	—
Disposals	(107)	(9,712)

Closing balance	68,210	71,951

Amortization
Opening balance	(22,373)	(25,390)
Charge for the yearM(iii) (iv)	(8,242)	(6,695)
Disposals	107	9,712

Closing balance	(30,508)	(22,373)

Net book value
Closing balance	37,702	49,578

Opening balance	49,578	10,172

(i)
In 2004, the variation in "Additions" corresponds to the negative goodwill generated on the acquisition of MIC Tanzania Limited. In 2003, the addition corresponds to the goodwill generated on Telemovil El Salvador and was allocated to this cash-generating unit (Note 3a). The details of net assets acquired and goodwill are as follows:

	2004	2003
	US$ '000	US$ '000
Acquisition price	1,025	67,371
Less: Fair value of net assets acquired	(4,685)	(21,270)

Goodwill	(3,660)	46,101

(ii)
Accumulated impairments at December 31, 2004 were $nil (2003: $585,000). These impairments were in respect of Millicom's interest in Argentina and were reversed in 2004 as part of the divestment of Millicom's operation in Argentina (Note 23).

(iii)
Goodwill impairments and amortization charges are recorded in the caption "Other operating expenses" in the consolidated statements of profit and loss.

(iv)
See Note 2(x)

        The movements in negative goodwill included in the above figures were as follows:

	2004	2003
	US$ '000	US$ '000
Cost
Opening balance	(11,384)	(11,384)
Additions	(3,660)	—

Closing balance	(15,044)	(11,384)

Amortization
Opening balance	4,832	3,441
Income for the year	2,010	1,391

Closing balance	6,842	4,832

Net book value
Closing balance	(8,202)	(6,552)

Opening balance	(6,552)	(7,943)

5.     LICENSES

        Licenses comprise the amortized cost of licenses purchased by joint ventures and subsidiaries. The movements in licenses were as follows:

	2004	2003
	US$'000	US$'000
Cost
Opening balance	95,945	184,832
Additions	258,740	1,137
Impairment for the year (Note 23)(i)(ii)	—	(3,073)
Effect of change in ownership percentage	222	1,276
Disposal of subsidiaries and joint ventures	(3,281)	(95,174)
Transfers	—	6,121
Exchange rate movements	(4,025)	826

Closing balance	347,601	95,945

Amortization
Opening balance	(65,056)	(100,361)
Charge for the year(ii)	(8,296)	(6,122)
Disposal of subsidiaries and joint ventures	3,281	43,701
Transfers	—	(1,461)
Exchange rate movements	175	(813)

Closing balance	(69,896)	(65,056)

Net book value
Closing balance	277,705	30,889

Opening balance	30,889	84,471

(i)
Accumulated impairments at December 31, 2004 were $6,107,000 (2003: $8,018,000). These impairments are in respect of Millicom's interests in Peru ($5,307,000) and Venezuela ($800,000). During 2004 the Group reversed $1,911,000 of accumulated impairments as part of the divestment of its operation in Argentina (Note 23).

(ii)
Licenses impairments and amortization charges are recorded in "General and administrative expenses".

        Additions are primarily due to the acquisition and/or renewal of licenses in Pakistan, Chad, Ghana and El Salvador.

        In October 2004, Millicom's subsidiary in Pakistan, Paktel, signed agreements with the Pakistan Regulator (the "PTA") to operate its GSM network with immediate effect and to renew its license for 15 years from October 23, 2004. Paktel and the PTA have agreed deferred payment terms under which 50% of the license fee will be paid in installments over the first three years of the license. The second 50% of the license fee will be payable in ten yearly payments from 2008 through to 2017. Payments already made by Paktel for the GSM migration, totaling approximately $14 million, are treated as payments towards Paktel's new license fee. The Paktel license was recorded at the present value of the total cash outflows payable until 2017 of a gross amount of $291,000,000, resulting in a license cost of $216,539,000. The Paktel license is amortised over 15 years. The discount rates used to compute the net present value ranged from 4.74% to 7.24%.

        The license of Pakcom Limited expires in April 2005. Management received a letter from the Pakistan Telecommunication Authority ("PTA") stating that the license of Pakcom would be renewed. The terms and conditions of the license are currently being finalised. As of December 31, 2004, Millicom determined that the renewal of the license is virtually certain and therefore that the carrying amount of the network equipment held by Pakcom Limited is appropriately determined based on useful lives that carry on over the maturity of the existing license.

        On November 8, 2004, Millicom was awarded a 10 year license to operate a GSM 900 wireless telephony network in the Republic of Chad. The license in Chad will be amortised over 10 years upon commencement of the operations.

        On December 2, 2004, Mobitel, Millicom's subsidiary in Ghana signed a new GSM license agreement replacing the previous agreement. The new license has a term of 15 years and is renewable at expiration for a 10 year period. The payments for the license fee amount to $22,500,000 payable over 6 years resulting in an initial license value recorded at the present value of cash outflows of $18,537,000. The license in Ghana is amortised over 15 years. The discount rates used to compute the net present value was 10%.

        On December 1, 2004, Telemovil, Millicom's subsidiary in El Salvador, extended its cellular license in El Salvador. This license which was due for renewal in 2006 will now expire in 2018. The license in El Salvador is amortised over 14 years.

6.     OTHER INTANGIBLE ASSETS, NET

        The movements in other intangible assets were as follows:

	Software development costs	Other	Total 2004	Total 2003
	US$'000	US$'000	US$'000	US$'000
Opening balance, net	1,031	2,320	3,351	3,122
Additions	1,192	205	1,397	2,432
Disposals	—	(790)	(790)	(782)
Amortization for the year(i)	(1,145)	(127)	(1,272)	(1,369)
Effect of change in ownership percentage	—	—	—	(165)
Exchange rate movements	(53)	(72)	(125)	113

Closing balance, net	1,025	1,536	2,561	3,351

(i)
Accumulated amortization for other intangible assets as of December 31, 2004 was $3,811,000 (2003: $3,732,000; 2002: $2,973,000). Amortization charges of other intangible assets are recorded in "General and administrative expenses".

7.     PROPERTY, PLANT AND EQUIPMENT

        The movements in 2004 were as follows:

	Land and Buildings	Networks	Construction in progress	Other(ii)	Total 2003
	US$'000	US$'000	US$'000	US$'000	US$'000
Cost
Opening balance	23,555	800,624	36,548	104,309	965,036
Additions	3,042	34,669	185,120	14,784	237,615
Disposals	(30)	(2,403)	—	(889)	(3,322)
Transfers(i)	4,195	127,479	(141,933)	10,259	—
Impairment of assets	—	(7,237)	—	—	(7,237)
Exchange rate movements	(471)	(8,910)	90	(573)	(9,864)
Effect of change in ownership percentage	147	11,298	1,536	867	13,848
Disposal of subsidiaries and joint ventures	(60)	(3,940)	—	—	(4,000)

Closing balance	30,378	951,580	81,361	128,757	1,192,076

Depreciation
Opening balance	(6,930)	(398,221)	—	(70,342)	(475,493)
Charge for the year	(1,904)	(127,968)	—	(23,312)	(153,184)
Disposals	—	1,985	—	809	2,794
Transfers(i)	—	(5,852)	—	5,852	—
Exchange rate movements	269	5,950	—	1,341	7,560
Disposal of subsidiaries and joint ventures	60	1,836	—	—	1,896

Closing balance	(8,505)	(522,270)	—	(85,652)	(616,427)

Net book value
Closing balance	21,873	429,310	81,361	43,105	575,649

Opening balance	16,625	402,403	36,548	33,967	489,543

Leased assets included In the above	707	131	—	—	838

(i)
During the year, certain items have been reclassified in the balance sheet, these are shown above as transfers.

(ii)
The caption "Other" mainly includes office equipment and motor vehicles.

        The movements in 2003 were as follows:

	Land and Buildings	Networks	Construction in progress	Other(ii)	Total 2003
	US$'000	US$'000	US$'000	US$'000	US$'000
Cost
Opening balance	19,140	725,794	24,150	105,380	874,464
Additions	1,208	31,374	62,542	8,704	103,828
Disposals	(16)	(7,296)	(2,638)	(6,904)	(16,854)
Transfers(i)	1,368	40,605	(49,915)	1,821	(6,121)
Impairment of assets	—	(2,518)	—	—	(2,518)
Exchange rate movements	1,287	15,210	1,071	2,412	19,980
Effect of change in ownership percentage	653	67,420	2,613	3,827	74,513
Disposal of subsidiaries and joint ventures	(85)	(69,965)	(1,275)	(10,931)	(82,256)

Closing balance	23,555	800,624	36,548	104,309	965,036

Depreciation
Opening balance	(4,903)	(344,910)	—	(63,921)	(413,734)
Charge for the year	(1,733)	(93,554)	—	(19,096)	(114,383)
Disposals	10	7,296	—	4,764	12,070
Transfers(i)	—	—	—	1,461	1,461
Exchange rate movements	(308)	(7,989)	—	(1,370)	(9,667)
Disposal of subsidiaries and joint ventures	4	40,936	—	7,820	48,760

Closing balance	(6,930)	(398,221)	—	(70,342)	(475,493)

Net book value
Closing balance	16,625	402,403	36,548	33,967	489,543

Opening balance	14,237	380,884	24,150	41,459	460,730

Leased assets included In the above	—	919	—	—	919

(i)
During the year, certain items have been reclassified in the balance sheet, these are shown above as transfers.

(ii)
The caption "Other" mainly includes office equipment and motor vehicles.

8.     INVESTMENT IN TELE2 AB SHARES

        As of December 31, 2004 and 2003, Millicom had the following investments in Tele2 AB ("Tele2") shares:

	2004	2003
	US$'000	US$'000
Non-current available-for-sale securities	351,882	479,040

	351,882	479,040

        Transactions in Tele2 shares have been summarized in the table below:

	Number of Shares held
	Tele2 series A shares	Tele2 series B shares	Ownership %	Revaluation reserve	Gain/(loss)	Total
				US$'000	US$'000	US$'000
Balance as of January 1, 2002	5,384,316	13,371,337	12.73%	(61,325)	—	659,440
Sale of shares	—	(8,743,110)	(5.94)%	—	(168,818)	(336,056)
Exchange of A shares for B shares	(5,384,316)	5,384,316	—	—	—	—
Change in fair value	—	—	—	—	(57,813)	(57,813)
Prolonged decline in value transferred to profit and loss	—	—	—	61,325	(61,325)	—

Balance as of December 31, 2002	—	10,012,543	6.79%	—	—	265,571
Sale of shares	—	(1,044,129)	(0.71%)	—	—	(33,291)
Change in fair value	—	—	—	—	246,760	246,760

Balance as of December 31, 2003	—	8,968,414	6.08%	—	—	479,040
Change in fair value	—	—	—	—	(127,158)	(127,158)

Balance as of December 31, 2004	—	8,968,414	6.08%	—	—	351,882

        Tele2 is a leading and profitable alternative pan-European telecom operator providing fixed and mobile telephony, internet services, data network, cable TV and content services to 28 million customers in 24 countries. Tele2 is listed on Stockholmsbörsen and the NASDAQ National Market.

        In 2001, the Group classified its investment in Tele2 as non-current as it considered it to be a strategic investment. However, the Group sold certain of these shares during the course of 2002 in order to meet liquidity needs and therefore re-classified the portion of its holding that was not pledged against financing (Note 18) as a current asset in the consolidated balance sheet as of December 31, 2002. Following the issuance of the 5% Mandatory Exchangeable Notes due 2006 (Note 18), Millicom reclassified its investment in Tele2 from current to non-current assets.

        The Tele2 shares underlying the 5% Mandatory Exchangeable Notes have been lent by Millicom Telecommunications S.A. to Deutsche Bank AG London pursuant to a securities lending arrangement. Deutsche Bank AG London may sell or on-lend such Tele2 shares under the securities lending agreement. Deutsche Bank AG London is contractually required to deliver to Millicom Telecommunications S.A. such Tele2 shares upon requisite notice to Deutsche Bank AG London by Millicom Telecommunications S.A., if (1) Millicom Telecommunications S.A. requires such Tele2 shares to satisfy its obligations from time to time to deliver Tele2 shares upon exchange of the 5% Mandatory Exchangeable Notes by the noteholders or (2) specified bankruptcy-related events with respect to Deutsche Bank AG London or defaults in the performance by Deutsche Bank AG London of its obligations under the securities lending agreement have occurred. Millicom Telecommunications S.A. is obligated to deliver Tele2 shares upon exchange of the 5% Mandatory Exchangeable Notes even in the event of a failure of Deutsche Bank AG London to redeliver to Millicom Telecommunications S.A. the Tele2 shares. Millicom Telecommunications S.A.'s obligation in respect of the delivery of those shares has not been guaranteed by the Group. Millicom has pledged 8,968,400 Tele2 shares (2003: 8,968,400) for a fair value of $351,882,000 (2003: $479,040,000) in order to settle the exchange of the 5% Mandatory Exchangeable Notes in Tele2 shares.

        In 2004, Tele2 distributed a dividend of approximately $0.40 (SEK 3) per share which was directly paid to the holders of the 5% Mandatory Exchangeable Notes.

9.  INVESTMENT IN OTHER SECURITIES

        As of December 31, 2004 and 2003, Millicom had the following investments in other securities:

	2004	2003
	US$'000	US$'000
Non-current
Available-for-sale
Other investments(ii)	3,011	3,120
Held-to-maturity
U.S. Treasury strips(i)	7,529	22,277

	10,540	25,397

Current
Held-to-maturity
U.S. Treasury strips(i)	15,327	15,291

	15,327	15,291

(i) U.S. Treasury strips

        On August 7, 2003, $45,294,000 of the net proceeds of the 5% Mandatory Exchangeable Notes was used to purchase U.S. Treasury strips, with a nominal amount of $46,470,000 to provide for payment of the interest under the 5% Mandatory Exchangeable Notes.

        As of December 31, 2004, the outstanding U.S. Treasury strips, which have effective interest rates ranging from 1.6% to 2.1%, have the following maturity dates:

US$'000
Non-current
May 15, 2006	7,529

Current
November 15, 2005	7,626
May 15, 2005	7,701

15,327

Total	22,856

(ii) Other investments in available-for-sale securities

        Other investments in available-for-sale securities mainly represent investments in Great Universal and Modern Holdings. In June 1999, Great Universal effected a reorganization where it spun off its subsidiaries into two separate businesses being Great Universal Inc. and Modern Holdings. Great Universal LLC holds 100% of common shares in Great Universal Inc. and 52.7% of common shares in Modern Holdings. Millicom also has a direct ownership of 11.6% of the share capital of Modern Holdings. These investments are recorded as non-current available-for-sale securities. As of December 31, 2004 and 2003 the shares of Modern Holdings were not quoted on a public market. In 2002, following a restructuring of Modern Holdings and an independent valuation, Millicom recognized an impairment loss of $7,050,000 on its investment in Modern Holdings. The carrying value of this investment is $2,950,000 as of December 31, 2004 (2003: $2,950,000). In 2004, management determined that no change in fair value should be recorded. During the course of 2002, Millicom recorded a full impairment loss of $5,027,000 on its investment in Great Universal due to uncertainty concerning its recoverability.

        As indicated in Note 30, under IFRS, Millicom does not consolidate its investment in Great Universal and Modern Holdings since the restrictions on their ability to distribute dividends is considered a severe long-term restriction that significantly impairs their ability to transfer funds to Millicom. Further, due to the existence of warrants, enabling the warrant holders to obtain control over Great Universal and Modern Holdings, Millicom considers that it does not control these companies. The warrants will expire six months after the date a registration statement of Great Universal is declared effective by the U.S. Securities and Exchange Commision.

        In addition, the Group holds other available-for-sale securities for a total fair value of $61,000 as of December 31, 2004 (2003: $170,000).

10.   DERIVATIVES ARISING FROM BUSINESS COMBINATIONS

        Millicom or its partners have agreements to purchase or sell interests in certain operations according to fixed conditions. These agreements qualify as derivatives under the prescribed accounting treatment in IAS 39. Details of the agreements are described as follows:

        Colombia—The holders of the Celcaribe Ordinary Share Trust Certificates ("Certificates") had an option to put their certificates to the Company at an exercise price providing the holders with an internal rate of return of 15%. These put rights were cancelled in December 2002 when Millicom entered into a conditional agreement to sell its interest in Celcaribe S.A., whereby holders of the Certificates were required, under the provision of a "drag-along" clause, to sell their Certificates to the buyer on the same terms and conditions as Millicom. Accordingly, the fair value of the option was reduced to $nil as at December 31, 2002. The disposal of Celcaribe S.A. was declared effective on February 13, 2003. The change in fair value of the option during the period starting January 1, 2002 to the date of the conditional sale agreement for an amount of $6,684,000 was recorded in the statement of profit and loss under the caption "Fair value result on financial instruments".

        Express Telecommunications Co. Inc—As part of the sale agreement for Express Telecommunications Co. Inc. ("Extelcom"), Millicom's operation in the Philippines, signed in December 2002, Millicom was granted, for the price of $1, the option to purchase 47.9% of the issued share capital of Extelcom at various prices up to ten years after issuance. The exercise price is $1,000,000 if exercised within 12 months of the sale agreement increasing by an additional $1,000,000 for each year afterwards. If exercised between five and ten years after the option is issued, the purchase price is $8,000,000. Due to the history of losses incurred by the operation and based on the financial statements of Extelcom as of December 31, 2004, management considers that the option has nil value (2003: nil). The option is not exercisable in part. As of December 31, 2004, the option has not been exercised.

        Vietnam—In July 2002, the option granted per the shareholders' agreement to CIV's minority shareholder, which gave right to purchase an additional 10% equity interest in CIV, was exercised at a price of $24,000. As a result the Company reversed the liability of $23,125,000 (see Note 23), resulting from the measurement at fair value of the option until the date of exercise, by crediting the caption "Gain (loss) from sale of subsidiaries and joint ventures, net" in the consolidated statements of profit and loss. The change in fair value to the date of exercise was $1,174,000 in 2002 and was recorded as a "Fair value result on financial instruments" in the consolidated statements of profit and loss.

        Ghana—In June 2002, Millicom issued a call option to a former shareholder. The option allows the holder to reacquire the 30% equity stake which he sold to Millicom in 2002. The option is exercisable from June 2005 to June 2007 at an exercise price of $190,000. As of December 31, 2004, the fair value of the option is $993,000 (2003: $nil) and is recorded under the caption "Other current liabilities".

        Iran—Millicom has an option to acquire an equity ownership of the company that will operate the network in Iran from Rafsanjan Industrial Complex at book value. Between February 9, 2004 and February 9, 2007 Millicom can acquire up to 47% of the equity. After that date and until February 9, 2009, the maximum percentage shares that can be acquired is 30% up to a total maximum of 47%. As of December 31, 2004, the fair value of the option is $1,097,000 and is recorded under the caption "Other current assets". (See also Note 3d).

11.   PLEDGED DEPOSITS

        Pledged deposits represent interest bearing collateral for certain debts of Group companies (Note 18).

        The effective interest rate on pledged deposits as at December 31, 2004, was 1.98% (2003: 1.75%).

12.   INVENTORIES

        The Group carries the following inventories, measured at lower of cost and net realizable value:

	2004	2003
	US$'000	US$'000
Trading inventories	14,754	8,754
Non-trading inventories	1,550	2,187

Total inventories	16,304	10,941

13.   TRADE RECEIVABLES, NET

        The movements in trade receivables were as follows:

	2004	2003
	US$'000	US$'000
Trade receivables, gross
Opening balance	149,949	140,785
Additions, net	34,039	2,804
Write-offs	(13,523)	(3,328)
Effect of change in ownership percentage/disposals	4,844	(18,051)
Change in consolidation method	3,284	23,963
Exchange rate movement	63	3,776

Closing balance	178,656	149,949

Provision for doubtful receivables
Opening balance	(36,199)	(27,564)
Impairment charge	(13,207)	(8,090)
Write-offs	13,523	3,328
Effect of change in ownership percentage/disposals	(630)	4,639
Change in consolidation method	(393)	(7,996)
Exchange rate movement	222	(516)

Closing balance	(36,684)	(36,199)

Trade receivables, net
Closing balance	141,972	113,750

Opening balance	113,750	113,221

        Included in the net trade receivables balance above is $74,303,000 (2003: $83,870,000) related to amounts due from national telecommunication companies in respect of interconnection.

        These amounts are expected to be recovered within one year.

14.   OTHER CURRENT ASSETS

        Other current assets are comprised as follows:

	2004	2003
	US$'000	US$'000
Taxes paid in advance	12,479	6,416
Receivable from VMS, net(i)	32,156	16,940
Advances paid to suppliers	4,330	12,061
Iran option (see Note 10)	1,097	—
Other	12,315	14,166

	62,377	49,583

(i)
This reflects the net receivable under the revenue sharing agreement in Vietnam (Note 3 a (ii)).

15.   TIME DEPOSITS

        Time deposits as of December 31, 2004 of $610,000 (2003: $32,880,000) represent cash deposits with banks, remunerated at market interest rates. They have original maturity periods of between three to twelve months.

        As of December 31, 2004, the effective interest rate on short-term bank deposits was approximately 1.1% (2003: 3.4%).

16.   CASH AND CASH EQUIVALENTS

        Cash and cash equivalents are comprised as follows:

	2004	2003
	US$'000	US$'000
Cash and cash equivalents in US dollars	354,237	86,871
Cash and cash equivalents in other currencies	59,144	61,958

Total cash and cash equivalents	413,381	148,829

17.   SHAREHOLDERS' EQUITY

        On February 16, 2004 an extraordinary general meeting of shareholders approved a stock split of the issued shares of the Company, by which each share with a par value of $6 was split into four new ordinary shares with a par value of $1.50 each. The stock split became effective on February 20, 2004. All figures in this note have been updated to reflect the stock split for all years presented.

a) Share capital and premium

        The authorized share capital of the Company totals 133,333,200 registered shares. At December 31, 2004, the total subscribed and fully paid-in share capital and premium amounts to $513,782,000 (2003: $239,876,000) consisting of 99,219,079 (2003: 66,319,940) registered common shares at a par value of $1.50 (2003: $1.50) each.

        In 2003, the Company issued convertible notes (see c) 2% PIK Notes below) which were convertible into 23,639,108 common shares. In 2003, the Company issued 349,760 common shares to holders of 2% PIK Notes who converted their 2% PIK Notes. From January 1, 2004 to April 26, 2004, holders of 2% PIK Notes converted an aggregate amount of $62,431,000 of 2% PIK Notes into 23,230,099 common shares of the Company.

        In 2004, the Company issued 669,040 shares following the exercise of stock options by employees and directors of Millicom.

        In the fourth quarter of 2004, the Company raised $209,160,000 in equity through the offering of 9 million shares (the "Share Offering") in the form of Ordinary Shares or Swedish Depository Receipts (SDRs). The shares were issued at a price of $23.24. The net proceeds from the Share Offering were $203,620,000.

b) Treasury stock

        As a result of the Merger, 28,862,794 shares of Millicom's common shares, previously held by Millicom Inc., were held by subsidiaries of MIC-USA, and accounted for as treasury stock for consolidated reporting purposes. In February 2003, an Extraordinary General Meeting of Millicom passed a resolution approving the reduction of $43,294,192 of the share capital of the Company by means of the cancellation of the 28,862,794 shares with a par value of $1.50 each.

        In 2004, nil (2003: nil; 2002: 515,133) own shares were acquired by the Company and accounted for as treasury stock.

        In 2003, Millicom granted 177,428 shares from its holding of treasury stock to Kinnevik International AB as final payment on the partial acquisition of MACH in 1995 (Note 30).

        As of December 31, 2004, the total number of treasury shares held was 654,852 (2003: 654,852) shares.

c) 2% PIK Notes—equity component

        As of December 31, 2004, none of the 2% PIK Notes were outstanding.

        In May 2003, Millicom announced the closure of the exchange offer for its 13.5% Senior Subordinated Notes. As a result of the exchange, Millicom issued $63,531,000 of Millicom's 2% Senior Convertible PIK (payment-in-kind) Notes due 2006 ("2% PIK Notes") (Note 18). Millicom's 2% PIK Notes were convertible at any time at the holder's option into Millicom common stock at a conversion price of $2.69 per share (price after stock split). Millicom has apportioned part of the value of these notes to equity and part to debt (Note 18).

        The outstanding notes which had not been converted were redeemed on April 26, 2004 for an amount of $160,000. The value allocated to equity as at December 31, 2003, was $16,006,000.

d) Legal and consolidation reserves

        On an annual basis, if the Company reports a net profit for the year, Luxembourg law requires appropriation of an amount equal to at least 5% of the annual net profit to a legal reserve until such reserve equals 10% of the issued share capital. This reserve is not available for dividend distribution. A consolidation reserve is required for consolidated profits that are not available for distribution.

        At the annual general meeting of shareholders held on May 25, 2004, the shareholders decided to allocate an amount of $9,321,000 to the legal reserve from the profit of the Company for the year ended December 31, 2003.

        See Note 18 for other restrictions relating to dividend payments.

e) Options outstanding

        The following table summarizes information about stock options outstanding at December 31, 2004, which have been issued to Directors, management, officers and employees of the Group. Shares issued when stock options are exercised benefit from the same rights as common shares. The Company has elected to not record the expense associated with the issuance of stock options as permitted under IFRS until December 31, 2004 (see also Note 2 x). The market price of the Company's shares as at December 31, 2003 and December 31, 2004 was respectively $17.5 and $22.73.

Options Outstanding			Options Exercisable
Range of Exercise Prices $	Number outstanding at Dec. 31, 2004	Weighted Average Exercise Price $	Number exercisable at Dec. 31, 2004	Weighted Average Exercise Price $
3.32–3.75	1,461,498	3.44	370,613	3.49
9.0	627,544	9.00	627,544	9.00
16.78–20.34	651,048	18.73	651,048	18.73
25.047–29.745	633,993	25.79	99,996	29.75
31.875–35.906	753,464	33.21	702,307	33.31

3.32–35.906	4,127,547	15.56	2,451,508	18.56

        The following table summarizes the terms of options outstanding as of December 31, 2004:

Date issued	Number of options	Exercise price $	Terms of option
May 1994, May 1995, May 1996, May 1997, January 1998, May 1998, August 1999, May 2000, December 2001, December 2002, May 2003 and May 2004	2,643,151	3.32–35.906	Exercisable over a three-year period in equal installments. Options have an indefinite life.
December 2001, December 2002, May 2003 and May 2004	1,252,932	3.32–25.047	Exercisable over a three-year period in equal installments. Options expire after six years from date of grant.
August 1999, May 2000, and June 2000,	231,464	20.34–31.88	Exercisable over a five-year period (1/3 vested after three years, 2/3 vested after four years, 100% vested after five years). Options expire after six years from date of grant.

        A summary of the Company's stock options as of December 31, 2004, 2003 and 2002, and changes during the years then ended is as follows:

	2004		2003		2002
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Outstanding at beginning of year	4,520,808	13.26	4,221,004	18.63	5,127,143	22.80
Granted	540,015	25.05	1,320,500	3.32	800,000	3.75
Exercised	(669,040)	4.29	—	—	—	—
Forfeited	(264,236)	23.68	(1,020,696)	22.64	(1,706,139)	24.18

Outstanding at end of year	4,127,547	15.56	4,520,808	13.26	4,221,004	18.63

Exercisable at end of year	2,451,508	18.56	1,880,852	23.61	1,956,204	25.40

        Other options in subsidiary companies, outstanding at December 31, 2004, have been issued to officers and employees of the Group as follows:

        Millicom International BV—An option plan was established on December 15, 2000 for the President and Chief Executive Officer of the Company and certain employees and officers to purchase a total of 1% and 0.7% respectively of the share capital of Millicom International BV, an indirect wholly-owned subsidiary of the Company, holding investments in operating entities of the Group. The strike price of these options is calculated as the corresponding share of Millicom's historic total investment in Millicom International BV. These options are exercisable in tranches until December 31, 2005 and were all issued in 2000. During 2002 the right to exercise options over 0.7% of the share capital granted to certain employees was cancelled. As of December 31, 2004, none of the remaining options were exercised.

18.   BORROWINGS

        Borrowings comprise:

(i) Borrowings due after more than one year:

	2004	2003
	US$'000	US$'000
Corporate debt at amortized cost
10% Senior Notes (d)	536,629	536,036
2% PIK Notes—debt component (e)	—	50,923
5% Mandatory Exchangeable Notes (f)	365,006	327,635

	901,635	914,594

Other debt and financing:
Equipment financing facilities	6,370	8,484
Bank financing facilities	152,893	173,553

Total long-term other debt and financing	159,263	182,037
Less: portion payable within one year	(34,996)	(55,887)

Total other debt and financing due after more than one year	124,267	126,150

(ii) Borrowings due within one year:

	2004	2003
	US$'000	US$'000
Other debt and financing:
Equipment financing facilities	—	3,848
Bank financing facilities	53,515	72,929

Total short term other debt and financing	53,515	76,777
Portion of long-term debt payable within one year	34,996	55,887

Total other debt and financing due within one year	88,511	132,664

a) Company borrowings

        Borrowings mainly comprise notes, including corporate debt, term loans and revolving credit facilities in various countries and are mainly denominated in U.S. dollars. Average interest on these facilities is approximately 7.6% (2003: 7.3%, 2002: 12.5%). Average interest on short-term borrowings is approximately 8.2% (2003: 6.8%, 2002: 10.2%). Also included in "Other debt and financing" is $1,051,000 (2003: $160,000) in respect of finance leases (Note 29).

        As of December 31, 2004, Millicom's share of the carrying amount of total pledged assets held by operating entities securing Group debt and financing was $267,391,000 (2003: $180,227,000) including pledged deposits for $10,529,000 (2003: $1,488,000).

        The carrying amount of pledged assets held by non-operating entities at December 31, 2004 securing Group debt and financing was $399,013,000 (2003: $546,650,000) represented by Tele2 shares, pledged deposits and pledged US Treasury strips. Millicom pledged 8,968,400 Tele2 AB series B shares (2003: 8,968,400) for a fair value of $351,882,000 (2003: $479,040,000) in order to settle the exchange of the 5% Mandatory Exchangeable Notes in Tele2 AB shares. Furthermore, the U.S. treasury strips amounting to 22,856,000 (2003: $37,568,000) which are recorded under the caption "Investment in other securities" non-current and current as well as $7,745,000 (2003: 7,745,000), which are recorded under the caption "Pledged deposits" resulting from the proceeds of a U.S. treasury strip which expired on November 2004 are pledged in order to settle the payment of the interest on the 5% Mandatory Exchangeable Notes. The total amount of pledged deposits held by non-operating entities totaled $24,275,000 (2003: $30,042,000). $13,243,000 of these pledged deposits covered outstanding standby letters of credit issued by a bank in order to secure debt and financing granted to the operations and $3,000,000 represented cash deposited as security for a loan granted to an operating entity by Bank Invik (see Note 30).

        As of December 31, 2004 the guarantees issued by the Company to cover debt and financing in the operations amounted to $43,084,000 (2003: $74,087,000).

        The Group's share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Company is $514,027,000 (2003: $644,651,000).

        The total interest charged for the year is $108,534,000 (2003: $135,172,000, 2002: $185,959,000).

b) Debt restructuring

        In 2003, Millicom implemented a restructuring plan to reduce its indebtedness and debt service obligations. As of December 31, 2002, Millicom had total consolidated indebtedness of $1.23 billion, which required a substantial amount of cash from operations to service. Millicom had also divested selected assets (MIC Systems (including MACH), certain Tele2 AB shares, its operation in the Philippines, its operation in Colombia and Liberty Broadband Limited).

        In May 2003, $776 million or 85%, of the outstanding amount of Millicom's Senior Subordinated 13.5% Notes due 2006 (the "Old Notes") had been tendered in Millicom's private exchange offer. Holders of the tendered Old Notes also consented to certain amendments to the indenture covering the Old Notes.

        Upon closure of the exchange offer referred to above, Millicom issued $562 million of Millicom's 11% Senior Notes due 2006 (the "11% Senior Notes") and $64 million of Millicom's 2% Senior Convertible PIK (payment-in-kind) Notes due 2006 ("2% PIK Notes") in exchange for the $776 million of Old Notes tendered. In addition, Millicom also paid to holders of the Old Notes, who consented to the amendments of the Old Notes' indenture, $50 per $1,000 of Old Notes so consented (excluding affiliates of Millicom), or approximately $38 million in aggregate. Millicom's 2% PIK Notes were convertible at any time at the holder's option into Millicom common stock at a conversion price of $2.69 per share (price after stock split). The total aggregate amount of 2% PIK Notes was converted or redeemed in 2004. The debt exchange resulted in a gain of $96,748,000. This gain is recorded under the caption "Other financial income".

        On August 7, 2003, Millicom's subsidiary, Millicom Telecommunications S.A., issued for an aggregate value of SEK 2,555,994,000 (the equivalent of approximately $310 million) mandatory exchangeable notes, which are mandatorily exchangeable into shares of Tele2 AB (the "5% Mandatory Exchangeable Notes").

        On August 15, 2003 and September 30, 2003, Millicom repurchased in private transactions $57 million and redeemed $110 million, respectively, in aggregate principal amount of the 11% Senior Notes. In August 2003, Millicom also repaid the outstanding amount of the Toronto Dominion facility of $64 million Millicom had entered into 2001.

        On November 7, 2003, Millicom commenced a cash tender offer and consent solicitation relating to all of the $395 million outstanding principal amount of the 11% Senior Notes, which expired on December 8, 2003.

        On November 24, 2003, Millicom issued $550 million principal amount of 10% Senior Notes due 2013 (the "10% Senior Notes") and issued a notice of redemption in respect of the total remaining outstanding amount of Old Notes. Millicom used approximately $273 million of the proceeds of the offering of the 10% Senior Notes to acquire the outstanding amount of 11% Senior Notes tendered on or prior to December 8, 2003. Millicom issued a notice of redemption with respect to the total remaining outstanding amount of 11% Senior Notes on December 5, 2003, with a redemption date of December 10, 2003. Millicom used $143.8 million of the proceeds from the 10% Senior Notes to redeem in full the remaining outstanding amount of 11% Senior Notes. Finally, Millicom redeemed the Old Notes in their entirety on December 29, 2003.

c) Senior Subordinated 13.5% Notes

        On June 4, 1996, the Company raised $483,433,000 (after deducting discount and estimated expenses) through a private offering of Senior Subordinated 13.5% Notes due 2006 (the "Old Notes"). The Old Notes were issued at 52.075% of their principal amount of $962,000,000 and the purchase discount on the Old Notes accretes from issuance at an effective interest rate of 14.4%. Cash interest began to accrue on the Old Notes on June 1, 2001 at a rate of 13.5% per annum, payable semi-annually in arrears on June 1 and December 1, until maturity on June 1, 2006.

        During 2002, the Company re-purchased Old Notes for a value of $44,000,000 at market prices at the time, realizing a gain of $28,676,000 recorded in the consolidated statement of profit and loss under the heading "Other financial income".

        The Old Notes have been exchanged or repaid in 2003 (see b above).

d) 10% Senior Notes

        On November 24, 2003, Millicom issued $550 million aggregate principal amount of 10% Senior Notes (the "10% Senior Notes") due on December 1, 2013. The 10% Senior Notes bear interest at 10% per annum, payable semi-annually in arrears on June 1 and December 1, beginning on June 1, 2004. The effective interest rate is 10.4%.

        The 10% Senior Notes are general unsecured obligations of Millicom and rank equal in right of payment with all future unsecured and unsubordinated obligations of Millicom. The 10% Senior Notes are not guaranteed by any of Millicom's subsidiaries or affiliates, and as a result are structurally subordinated in right of payment to all indebtedness of such subsidiaries and affiliates.

        Due to the fact that the registration statement of the 10% Senior Notes was not declared effective, a special interest charge was added to the interest rate of 10% of 0.25% from May 23, 2004 to August 20, 2004, of 0.5% from August 21, 2004 to November 18, 2004, of 0.75% from November 19, 2004 to February 16, 2005 and of 1% from February 17, 2005 until the date the registration statement is declared effective (see note 33).

        Other than out of the proceeds of certain public equity offerings prior to December 1, 2006, or for certain tax reasons, Millicom may not redeem the 10% Senior Notes prior to December 1, 2008. On or after December 1, 2008, Millicom may redeem all or a portion of the 10% Senior Notes at prices ranging from 105% to 100%.

        If Millicom experiences a Change of Control Triggering Event, defined as a rating decline and a change in control, each holder will have the right to require Millicom to repurchase its notes at 101% of their principal amount plus accrued and unpaid interest and all other amounts due, if any.

        The indenture contains certain covenants that, among other things, limit Millicom's ability to incur additional indebtedness, make certain payments, including dividends or other distributions, with respect to Millicom's share capital and the share capital of Millicom's subsidiaries, make certain investments, prepay subordinated debt, create certain liens, engage in certain transactions with affiliates, engage in certain asset sales, consolidate, merge or transfer all or substantially all Millicom's assets and enter into other lines of business. Certain of these covenants will no longer apply if the 10% Senior Notes are rated above a certain level by the rating agencies or if Millicom meets certain financial criteria after three years following their issuance date.

        As of December 31, 2004, the carrying amount of the 10% Senior Notes is $536,629,000.

e) 2% PIK Notes—debt component

        As of December 31, 2004 none of the 2% PIK Notes are outstanding.

        In 2003, Millicom issued convertible notes which were convertible into 23,639,108 Millicom's common shares. In 2003, Millicom issued 349,760 common shares to holders of 2% PIK Notes who converted their 2% PIK Notes. During the first half of 2004, holders of 2% PIK Notes converted an aggregate amount of $62,431,000 of 2% PIK Notes into 23,230,099 common shares of Millicom. The remaining $160,000 2% PIK Notes were redeemed on April 26, 2004.

        The 2% PIK Notes initially matured on June 1, 2006. The 2% PIK Notes had interest at a rate of 2%, payable at the option of Millicom, in either additional 2% PIK Notes or in cash, semi-annually in arrears on June 1 and December 1. The difference between the initial carrying amount of the debt component of the 2% PIK Notes and its nominal amount accreted at an effective interest rate of 11%.

        The 2% PIK Notes were convertible at any time, at the option of the holder, into Millicom common stock at a conversion price of $2.69 (price after stock split) per share of common stock. At the maturity of the 2% PIK Notes, Millicom could, at its option, pay all or a portion of the then outstanding principal amount in cash or in shares of its common stock. Millicom could redeem the 2% PIK Notes at any time, in whole or in part, prior to June 1, 2004, at a price equal to 102.25% of their principal amount, and thereafter at a price equal to their principal amount. The 2% PIK Notes were senior unsecured obligations and ranked senior in right of payment to all Millicom's subordinated indebtedness. The 2% PIK Notes were unconditionally and irrevocably guaranteed by Millicom International Operations B.V.

f) 5% Mandatory Exchangeable Notes

        On August 7, 2003, Millicom Telecommunications S.A., Millicom's wholly-owned subsidiary, issued for an aggregate value of SEK 2,555,994,000 (approximately $310 million) Mandatory Exchangeable Notes (the "5% Mandatory Exchangeable Notes"), which are exchangeable into Tele2 AB series B ("Tele2") shares. The 5% Mandatory Exchangeable Notes may be exchanged either voluntarily at the option of the noteholders or mandatorily by Millicom Telecommunications S.A. as described below. The 5% Mandatory Exchangeable Notes will be exchangeable for an aggregate of up to 8,968,400 Tele2 AB series B shares (Note 8) which Millicom holds through Millicom Telecommunications S.A. The number of Tele2 shares that Millicom Telecommunications S.A. is obligated to deliver is based on a formula that takes into account the market price of the Tele2 shares prior to any exchange. Under the formula, Millicom Telecommunications S.A. could retain up to 30% of the increase in value of the Tele2 shares over the designated reference price of SEK 285 per share. As a result, on August 7, 2006 or earlier if all of the 5% Mandatory Exchangeable Notes have been redeemed and exchanged prior to that date, Millicom Telecommunications S.A. could own up to approximately 23% of the 8,968,400 Tele2 AB series B shares underlying the 5% Mandatory Exchangeable Notes.

        The 5% Mandatory Exchangeable Notes may be exchanged voluntarily at the option of the noteholders at any time during the period commencing on September 17, 2003 and ending on the 25th trading day prior to August 7, 2006, which is expected to be July 11, 2006. In addition, the 5% Mandatory Exchangeable Notes may be exchanged voluntarily at the option of the holder in the event of certain changes in tax laws and in the event of a takeover offer in respect of Tele2 AB. Dividends, if any, paid by Tele2 AB would be attributed to the 5% Mandatory Exchangeable Notes holders.

        Unless otherwise previously redeemed and exchanged or purchased and cancelled, each 5% Mandatory Exchangeable Note will be mandatorily exchanged by Millicom Telecommunications S.A. on August 7, 2006.

        The 5% Mandatory Exchangeable Notes bear interest on the U.S. dollar equivalent amount of each note at a rate of 5% per annum payable semi-annually on February 7 and August 7 of each year. The effective interest rate is 8.45%. As of December 31, 2004, the carrying amount of the 5% Mandatory Exchangeable Notes net of unamortized financing fees was $365,006,000. In 2004, an exchange loss of $27,550,000 (2003: $41,820,000) was recognized on the 5% Mandatory Exchangeable Notes.

        In 2003, as part of the financing, Millicom purchased U.S. treasury strips with a nominal value of $46,470,000 which will be used to settle the interest payments (Note 9).

        The 5% Mandatory Exchangeable Notes are secured by 8,968,400 Tele2 shares. Millicom Telecommunications S.A.'s obligations in respect of the interest payments of the 5% Mandatory Exchangeable Notes are secured by U.S. Treasury strips and are guaranteed by Millicom. Whilst there are Notes or interest outstanding Millicom Telecommunications S.A. will not pledge, transfer, lend or sell any of the secured Tele2 shares or U.S. Treasury strips.

        The 5% Mandatory Exchangeable Notes include an embedded derivative, which is valued separately. The embedded derivative, which reflects Millicom's limited right to participate in the increase in value of the Tele2 shares, is recorded at fair value, taking into account time and volatility factors. As of December 31, 2004, the fair value of the embedded derivative was an asset of $45,255,000 (2003: a liability of $103,457,000), with the change in fair value for the year 2004 of $148,712,000 (for the period from August 7, 2003 to December 31, 2003 a loss of $84,578,000) recorded under the caption "Fair value result on financial instruments".

g) Other debt and financing

        Millicom's share of total other debt and financing analyzed by country is as follows:

	2004	2003
	US$'000	US$'000
Bolivia(i)	26,722	35,487
El Salvador(ii)	40,000	75,714
Guatemala(iii)	22,694	21,945
Pakistan(iv)(v)	31,000	45,745
Paraguay	17,693	9,963
Senegal	18,236	17,585
Sri Lanka(vi)	8,626	16,548
Tanzania(vii)	19,097	7,819
Vietnam	8,663	12,468
Other	19,982	15,180

Total	212,713	258,454
Corporate	65	360

Total other debt and financing	212,778	258,814

Of which:
due after more than 1 year	124,267	126,150
due within 1 year	88,511	132,664

	212,778	258,814

        Significant individual financing facilities are described below:

  i) Bolivia

          In June 2001, Telefonica Celular de Bolivia SA ("Telecel Bolivia") signed an agreement for additional financing in the amount of $25,000,000 with the International Finance Corporation (IFC) and $10,000,000 with the Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden, N.V. (FMO), also known as the Netherlands Development Finance Company. In addition, in November 2001, Telecel Bolivia signed an agreement with Bayerische Landesbank ("BLB") for an aggregate amount of $10,361,228. Among other things, the financing requires the company to maintain certain financial covenants such as a debt ratio, long-term debt service coverage, and debt-to-equity ratio. As of December 31, 2003, the company was in breach of certain covenants on the IFC, FMO and BLG loans and the outstanding balances had been reclassified as current financing. In 2004, the lenders agreed to amend the terms of the loan and the company is therefore no longer in breach of any covenants and has accordingly reclassified the non-current portion of the outstanding balances to non-current other debt and financing. The IFC and FMO financing bears interest at LIBOR plus 3.75% and the BLB financing bears interest at LIBOR plus 1.15%.

          As of December 31, 2004, $21,048,000 (2003: $28,765,000) was drawn down related to these financings. These financings have helped to fund the expansion and further digitalization of the Group's mobile cellular telecommunications network in Bolivia. These financings are repayable in tranches until 2007.

  ii) El Salvador

          In November 2004, Telemovil entered into a $40,000,000 five year loan from a syndicate consisting of ABN Amro, Citibank and Scotiabank. This loan bears interest for the advances in U.S. dollars at 3 month LIBOR plus 2.5% and is repayable over 18 quarterly installments commencing in 2005. As of December 31, 2004 $40,000,000 of this facility was outstanding.

          As of December 31, 2003 a loan of $51,517,000 was outstanding relating to the acquisition by Telemovil El Slavador of 30% of its own shares. This amount was fully repaid in 2004.

  iii) Guatemala

          In connection with the purchase of GSM equipment, Millicom's operation in Guatemala entered into a facility agreement in September 2003 with a syndicate of banks led by Banco G&T Continental. The facility agreement provides for a seven-year term loan facility in a maximum aggregate principal amount of Quetzal 400,000,000 of which 320,000,000 were drawn down ($41,261,000). Amortization payments are payable semi-annually in the fixed amount of Quetzal 33,333,000 each and are scheduled to begin in March 2006. For the first year of the loan interest was fixed at an annual rate of 8.00% after which it became subject to semi-annual adjustment and as at December 31, 2004 was 8.75%. As of December 31, 2004, the Group share of debt was $22,694,000 (2003: $21,945,000).

  iv) Pakcom

          In 2003, Pakcom entered into a long-term financing agreement with National Bank of Pakistan for an amount of PKR 1,250,000,000 ($21,035,000) bearing interest equal to the six month Pakistani Treasury Bill plus 2.4% (approximately 6.2% for the year ended December 31, 2004) repayable in equal installments until 2007. In 2004, Pakcom signed a three year loan agreement for PKR 250,000,000 ($4,207,000) from the UBL Bank. The loan bears interest equal to the six month Pakistani Treasury Bill plus 2.5% (approximately 6.3% for the year ended December 31, 2004).

  v) Paktel SPV

          During 2003 Paktel entered into a Sale and Purchase Agreement of its existing and future receivables with SPV Limited, a special purpose vehicle incorporated in Pakistan. The total receivables sold amount to PKR 1,308 million ($22.9 million) and their acquisition price amounts to PKR 990 million ($17.3 million). SPV Limited has financed this acquisition by the issuance of Term Finance Certificates ("TFC") that have been underwritten by financial institutions for an aggregate amount of PKR 840 million ($14.7 million) and by Pakcom for an amount of PKR 150 million ($2.6 million). As Millicom bears the risks associated to this financing transaction Millicom has consolidated SPV Limited in its financial statements. As of December 31, 2004, the amount of TFC was $7,860,000 (2003: $15,612,000) and the corresponding net liability was $5,759,000 (2003: $10,555,000).

  vi) Sri Lanka

          In 2004, ABN Amro arranged a six year syndicated loan of LKR 2,000,000,000 ($19,143,000) for Celltel Lanka Limited of which LKR 900,000,000 ($8,614,000) was drawn down as of December 31, 2004. One tranche, representing LKR 427,000,000 is guaranteed and carries interest equal to the Sri Lankan Weighted Average Treasury Bill rate plus 0.75% (approximately 8.15% for the year ended at December 2004). The unsecured tranche carries interest equal to the Sri Lankan Weighted Average Treasury Bill rate plus 3%. The company will repay the loan between 2006 and 2009.

  vii) Tanzania

          In June 2003, MIC Tanzania Ltd. entered into a 3 years syndicated loan relating to a term loan facility and a revolving loan facility with Standard Chartered Bank Tanzania Limited as arranger, pursuant to which MIC Tanzania Ltd. borrowed an aggregate of $15,000,000 ($6,000,000 in U.S. dollars and $9,000,000 in Tanzanian Shillings). This facility bears interest for the advances in U.S. dollars at LIBOR plus 4.50% and for the advances in Tanzanian Shillings at the Treasury Bill Rate plus 4.50%, with a minimum applicable interest rate of 12% per annum. In 2004, the aggregate amount of the facility was increased by $7,689,000 (TZS 8,000,000,000). As of December 31, 2004, $19,097,000 (2003: $13,173,000 representing a group share of $7,819,000) of this facility was outstanding.

h) Fair value of financial liabilities

        The financial liabilities are recorded at amortised cost. The fair value of the financial liabilities as at December 31, 2004 disclosed above is as follows:

US$'000
Corporate debt at amortized cost
10% Senior Notes(d)	564,129
5% Mandatory Exchangeable Notes(f)	328,694

892,823

Other debt and financing	212,548

Fair value of total debt	1,105,371

i) Analysis of borrowings by maturity

        The total amount repayable at December 31, 2004 and 2003 is as follows:

	Corporate 2004	Operations 2004	Total 2004	Corporate 2003	Operations 2003	Total 2003
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Due within:
1 year	65	88,446	88,511	360	132,304	132,664
1–2 years	384,239	48,302	432,541	—	51,622	51,622
2–3 years	—	37,861	37,861	418,129	35,889	454,018
3–4 years	—	18,975	18,975	—	13,964	13,964
4–5 years	—	15,373	15,373	—	1,601	1,601
Due after 5 years	550,000	4,229	554,229	550,000	23,074	573,074

Total repayable	934,304	213,186	1,147,490	968,489	258,454	1,226,943

Unamortized difference between carrying amount and nominal amount	(32,604)	(473)	(33,077)	(53,535)	—	(53,535)

Total debt, net	901,700	212,713	1,114,413	914,954	258,454	1,173,408

19.  OTHER NON-CURRENT LIABILITIES AND OTHER CURRENT LIABILITIES

        Other non-current liabilities are mainly comprised of unpaid portion of license fees of Paktel and Millicom (Ghana) Ltd. amounting to $187,635,000 as of December 31, 2004, asset retirement obligations and the net pension liability of the CEO (see Note 30).

        Other current liabilities are comprised as follows:

	2004	2003
	US$'000	US$'000
Taxes payable	78,926	43,218
Deferred revenue	41,416	31,915
Subscriber deposits	5,368	5,265
Ghana option (see Note 10)	993	—
Unpaid portion of license fees(i)	32,347	—
Other	17,075	28,244

	176,125	108,642

(i)
includes amounts for Paktel of $28.3 million and $4.0 million for Millicom (Ghana) Ltd.

20.   ANALYSIS OF GROUP REVENUES AND COSTS

        The Group's revenues comprise the following:

	2004	2003	2002
	US$ '000	US$ '000	US$ '000
Provision of telecom services	884,214	621,728	581,321
Connection revenues	11,138	10,212	7,982
Revenues from equipment sales	26,114	15,164	15,883

Total revenues	921,466	647,104	605,186

        The Group's cost of sales comprise the following:

	2004	2003	2002
	US$ '000	US$ '000	US$ '000
Costs from the provision of telecom services	(357,602)	(239,910)	(238,983)
Connection costs	(4,458)	(3,564)	(3,554)
Costs from equipment sales	(26,274)	(14,528)	(16,993)

Total cost of sales	(388,334)	(258,002)	(259,530)

Included in cost of sales:
Depreciation	(134,695)	(93,593)	(87,990)
Impairment charges	(7,237)	(2,518)	(6,833)

        Included in the Group's operating costs are the following:

	2004	2003	2002
	US$ '000	US$ '000	US$ '000
Personnel charges (Note 22)	(46,217)	(34,176)	(48,199)
Employee benefit expenses (Note 30)	(1,370)	(1,636)	—
Depreciation and amortization	(36,298)	(34,979)	(51,328)
Impairment charges	—	(3,073)	(82,986)

21.   SEGMENTAL REPORTING

        The Group operates mainly in one reportable business segment, telecommunications services. The Group's primary format for reporting segmental information is geographical segments and reflects the measures of segmental profit and loss and financial position reviewed by management. On January 1, 2004 Millicom changed its segmental reporting to reflect the five operational clusters in the Group. The strategic segments are defined in Notes 1 and 3.

        Other than financing arrangements, there are no significant transactions between the segments. For the purposes of this presentation, corporate expenses are recorded in Unallocated.

	2004	2003	2002
	US$ '000	US$ '000	US$ '000
South East Asia
Revenues	231,802	175,354	140,607
of which divested	—	—	1,113
Depreciation and amortization	(54,677)	(42,584)	(34,609)
of which divested	—	—	(4,812)
Operating profit	83,357	59,345	46,032
of which divested	—	—	(5,601)
Non-cash income (expenses)	9	(506)	199
of which divested	—	—	199
Profit before minority interest	68,279	51,047	31,894
of which divested	—	—	(13,318)
Assets	214,716	157,678	133,954
Capital expenditure	32,879	44,839	25,663
of which divested	—	—	4
Liabilities	(79,651)	(84,239)	(42,995)
	2004	2003	2002
	US$ '000	US$ '000	US$ '000
South Asia(i)
Revenues	113,249	105,602	83,133
Depreciation and amortization	(29,999)	(22,178)	(16,161)
Operating profit	11,455	31,817	24,504
Non-cash (expenses) income	(4,939)	97	—
Profit (loss) before minority interest	2,399	17,721	13,746
Assets	429,557	115,927	139,657
Capital expenditure	291,761	13,558	18,777
Liabilities	(392,849)	(144,197)	(145,238)

(i)
no divested operations for the periods presented

	2004	2003	2002
	US$ '000	US$ '000	US$ '000
Central America
Revenues	305,034	171,321	166,409
of which divested	—	5,926	50,506
Depreciation and amortization	(41,977)	(24,519)	(36,320)
of which divested	—	(2,058)	(16,441)
Operating profit (loss)	113,828	66,319	(33,166)
of which divested	—	(256)	(35,294)
Profit from associated companies	814	380	62
Non-cash income (expenses)	219	(381)	(79,422)
Profit (loss) before minority interest	79,269	52,615	(14,397)
of which divested	—	(2,218)	(40,498)
Assets	362,105	275,909	293,670
of which divested	—	—	110,711
Capital expenditure	65,656	60,762	16,994
of which divested	—	—	3,307
Liabilities	(143,404)	(158,223)	(61,542)
of which divested	—	—	(7,919)
	2004	2003	2002
	US$ '000	US$ '000	US$ '000
South America(i)
Revenues	114,006	99,343	111,145
Depreciation and amortization	(24,790)	(22,485)	(21,336)
Operating profit	16,146	18,571	22,299
Non-cash (expenses) income	(312)	4,208	(5,141)
Profit before minority interest	3,425	7,739	12,749
Assets	157,920	134,574	158,327
Capital expenditure	23,483	9,841	18,514
Liabilities	(113,399)	(123,560)	(143,650)

(i)
no divested operations for the periods presented

	2004	2003	2002
	US$ '000	US$ '000	US$ '000
Africa
Revenues	149,979	84,858	62,011
Depreciation and amortization	(18,314)	(13,855)	(10,129)
of which divested	—	—	(20)
Operating profit	45,661	17,006	2,172
of which divested	—	—	(392)
Non-cash expenses	(1,833)	(4,239)	(745)
Profit before minority interest	24,644	6,600	(5,351)
of which divested	—	—	(500)
Assets	221,582	119,630	102,972
Capital expenditure	76,619	24,028	16,681
of which divested	—	—	12
Liabilities	(195,218)	(123,386)	(110,257)

	2004	2003	2002
	US$ '000	US$ '000	US$ '000
Other
Revenues	7,396	10,626	15,671
of which divested	2,213	2,529	4,936
Depreciation and amortization	(1,237)	(2,516)	(8,088)
of which divested	(358)	(518)	(4,081)
Operating loss	(1,320)	(3,622)	(18,366)
of which divested	2,319	12	(14,764)
Non-cash expenses	65	(3,184)	(12,545)
of which divested	(59)	—	(9,329)
Loss before minority interest	(2,573)	(3,699)	(24,483)
of which divested	914	(18)	(21,556)
Assets	10,335	9,648	15,604
of which divested	—	1,804	2,927
Capital expenditure	3,690	17	9,978
of which divested	1,164	—	8,208
Liabilities	(8,377)	(11,085)	(14,485)
of which divested	—	(10,564)	(10,732)

(i)
The segment "Other" includes the activities of Millicom's subsidiary in Peru, its joint venture in Argentina (sold in September 2004), a subsidiary in Paraguay (Transcom Paraguay S.A.) and other services. The entities in Peru and Argentina provide fixed wireless data and internet access services and the entity in Paraguay provides call center services, and these are presented separately from Millicom's operations providing cellular telephony services. Had they been presented in a geographical segment, they would have been added to the segment "South America".

	2004	2003	2002
	US$ '000	US$ '000	US$ '000
MIC Systems (divested in 2002)
Revenues	—	—	28,186
Depreciation and amortization	—	—	(6,814)
Operating profit	—	—	7,275
Non-cash expenses	—	—	(53)
Profit before minority interest	—	—	3,892
Capital expenditure	—	—	774
	2004	2003	2002
	US$ '000	US$ '000	US$ '000
Unallocated items
Revenues	—	—	41
Depreciation and amortization	—	(432)	(5,861)
Operating (loss) profit	(20,245)	(26,921)	71,563
of which divested	—	—	(1,410)
Non-cash expenses	—	(1,854)	(464)
Profit (loss) before minority interest	(90,412)	61,495	(380,699)
of which divested	—	—	(6,914)
Assets	2,921,158	3,608,671	1,857,632
Capital expenditure	4	453	1,254
Liabilities	(1,888,076)	(2,350,741)	(2,365,170)

	2004	2003	2002
	US$ '000	US$ '000	US$ '000
INTER-SEGMENT ELIMINATIONS
Revenues	—	—	(2,017)
Assets	(2,272,544)	(2,899,088)	(1,498,697)
Liabilities	1,058,539	1,413,873	1,408,692
	2004	2003	2002
	US$ '000	US$ '000	US$ '000
TOTAL
Revenues	921,466	647,104	605,186
Of which divested	2,213	8,455	84,741
Depreciation and amortization	(170,994)	(128,569)	(139,318)
Of which divested	(358)	(2,576)	(32,168)
Operating profit	248,882	162,515	122,313
Of which divested	2,319	(244)	(50,186)
Profit (loss) from associates	814	380	62
Non-cash expenses	(6,791)	(5,859)	(98,171)
of which divested	(59)	—	(9,183)
Profit (loss) before minority interest	85,031	193,518	(362,649)
of which divested	914	(2,236)	(78,894)
Assets	2,044,829	1,522,949	1,203,119
of which divested	—	1,804	113,638
Capital expenditure	494,092	153,498	108,635
of which divested	1,164	—	12,305
Liabilities	(1,762,435)	(1,581,558)	(1,474,645)
of which divested	—	(10,564)	(18,651)

        Non-cash expenses other than depreciation and amortization comprise write-downs of assets disclosed in Note 23.

22.   PERSONNEL CHARGES

        The following personnel charges are included in sales and marketing expenses, general and administrative expenses and other operating expenses:

	2004	2003	2002
	US$ '000	US$ '000	US$ '000
Wages and salaries
Sales and marketing	8,817	6,784	8,761
General and administrative	21,883	19,320	23,961
Other operating expenses	12,443	5,285	10,609

	43,143	31,389	43,331

Social security
Sales and marketing	626	499	948
General and administrative	2,320	2,168	3,809
Other operating expenses	128	120	111

	3,074	2,787	4,868

	46,217	34,176	48,199

        The average number of permanent employees on a proportional basis during 2004 was 2,269 (2003: 1,917; 2002: 2,080).

        Stock-based compensation offered to officers and employees are disclosed in Note 17.

23.  DISPOSAL AND IMPAIRMENT OF ASSETS, NET

a) Disposal and impairment of assets, net

	2004
	Goodwill(i)	Licenses(ii)	Equipment(iii)	Other	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
South East Asia	—	—	—	(9)	(9)
South Asia	—	—	5,058	(119)	4,939
Central America	—	—	—	(219)	(219)
South America	—	—	287	25	312
Africa	—	—	1,892	(59)	1,833
Unallocated	—	—	—	—	—
Other	—	—	—	(65)	(65)

	—	—	7,237	(446)	6,791

(i)
Recorded under the caption "Other operating expenses".

(ii)
Recorded under the caption "General and administrative expenses".

(iii)
Due to the rollout of GSM networks in Millicom's operations in Latin America and Pakistan as well as the decrease in usage of analog equipment in certain operations in Africa, management assessed the existing equipment for impairment, recognizing the impairment of assets in the caption "Cost of sales".

        The recoverable amounts of the equipment were determined based on their value in use. The discount rates used ranged from 12.0% to 13.2% (2003: 11.9% to 12.0%).

	2003
	Goodwill(i)	Licenses(ii)	Equipment(iii)	Other	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
South East Asia	—	—	—	506	506
South Asia	—	—	—	(97)	(97)
Central America	—	—	—	381	381
South America	—	—	(1,579)	(2,629)	(4,208)
Africa	—	—	4,097	142	4,239
Unallocated	—	—	—	1,854	1,854
Other	—	3,073	—	111	3,184

	—	3,073	2,518	268	5,859

(i)
Recorded under the caption "Other operating expenses".

(ii)
Recorded under the caption "General and administrative expenses".

(iii)
Recorded under the caption "Cost of sales".

        During 2003, Millicom entered into discussions concerning the sale of its high-speed wireless data operation in Peru. Following these discussions, Millicom has recognized an impairment charge of $3,073,000 in the carrying value of the license in Peru (Note 5).

        Due to revised anticipated lower revenues from non-digital equipment, Millicom recognized an impairment loss of $4,097,000 over certain network equipment in Africa in 2003. In addition Millicom reversed an impairment loss in South America for an amount of $1,579,000.

	2002
	Goodwill(i)	Licenses(ii)	Equipment(iii)	Other	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
South East Asia	—	—	—	(199)	(199)
South Asia	—	—	—	—	—
Central America	35,723	41,733	—	1,966	79,422
South America	—	—	—	5,141	5,141
Africa	—	—	—	745	745
MIC Systems	—	—	—	53	53
Unallocated	—	—	—	464	464
Other	585	4,945	6,833	182	12,545

	36,308	46,678	6,833	8,352	98,171

(i)
Recorded under the caption "Other operating expenses".

(ii)
Recorded under the caption "General and administrative expenses".

(iii)
Recorded under the caption "Cost of sales".

        During 2002, Millicom entered into discussions concerning the sale of Celcaribe, its cellular operation in Colombia. Following the signing of a sale and purchase agreement in December 2002, management recognized an impairment loss corresponding to the difference between the recoverable amount and the carrying value of its intangibles in Celcaribe. Other impairments have also been identified and recorded as disclosed in the table above by reporting segment.

b) Gain (loss) from sale of subsidiaries and joint ventures, net

  2004

        In September 2004, Millicom completed the sale of Millicom Argentina S.A., its broadband operation in Argentina, for net total proceeds of $2,000,000 realizing a net loss of $2,061,000.

        Following the restructuring of Millicom's holding in Millicom Lao Co. Ltd in December 2004, Millicom disposed of 3.9% of this operation realizing a gain of $55,000.

        In 2004, Millicom disposed or liquidated a number of subsidiaries realizing a loss of $201,000.

  2003

        In February 2003, Millicom completed the sale of Celcaribe, its cellular operation in Colombia, realizing total proceeds of $10,932,000 and a net gain of $3,305,000.

        Following the sale of a number of operations in 2002 and based on certain contractual provisions the Group recorded a net decrease in sales prices of $1,092,000.

  2002

        Following the sale of the Company's interest in FORA Telecom BV in 2001 and after subsequently obtaining in 2002 certain GSM licenses, Millicom received additional proceeds of $30 million in cash. In addition, certain loans for which Millicom was liable were settled at less than their carrying value. The gain realized in obtaining the licenses and settling the loans, net of costs incurred was $30,859,000 in 2002.

        In July 2002, Millicom's minority shareholder in its cellular operation in Vietnam exercised his option to purchase 10% of the share capital of that operation. Millicom recognized a gain of $16,603,000 in 2002.

        In September 2002, Millicom sold its interest in its cellular operation in the Democratic Republic of Congo recognizing a loss of $21,000.

        In September 2002, the Group sold its 100% interest in Liberty Broadband Ltd. recognizing a loss of $10,294,000.

        In May 2002, Millicom sold 17% of its interest in MIC Systems BV, the direct parent company of MACH SA, for $17,000,000 to Kinnevik BV. Further, in November 2002, MIC Systems BV sold its 100% interest in Mach SA for a sum of Euro 95 million, approximately $97,000,000. These two transactions resulted in the recognition of a gain of $87,655,000 for the Group.

        In December 2002, the Group completed the sale of its cellular operation in the Philippines for a nominal sum, recognizing a loss of $35,988,000.

24.  TAXES

        Group taxes are comprised of income taxes of subsidiaries and joint ventures. As a Luxembourg commercial company, the Company is subject to all taxes applicable to a Luxembourg Société Anonyme. Due to losses incurred and brought forward, no taxes based on Luxembourg-only income have been computed for 2004, 2003 or 2002.

        The effective tax burden on profitable operations is approximately 23% (2003: 27%, 2002: 25%). Currently profitable operations are in jurisdictions with tax rates of 15% to 37% (2003: 15% to 41%, 2002: 13% to 35%). The utilization of tax loss carry forwards or tax holidays had an impact of decreasing the effective tax rate on profitable operations by approximately nil% in 2004 (2003: 1%, 2002: 1%). The operations currently incurring losses operate in tax jurisdictions with rates ranging from 20% to 37% (2003: 25% to 27%, 2002: 25% to 35%).

        A reconciliation between the weighted average statutory rate and the effective weighted average tax rate is as follows:

	2004	2003	2002
	%	%	%
Weighted average statutory tax rates(i)	24	26	19
Items taxed at other than weighted average rate	3	15	10
Changes in tax law Guatemala	(4)	—	—
Non taxable/deductible items	18	(19)	(35)
Utilization of tax loss carry forwards	—	(1)	(1)

Effective tax rate	41	21	(7)

(i)
The weighted average statutory tax rate has been determined by dividing the aggregate statutory tax charge of each subsidiary and joint venture, which was obtained by applying the statutory tax rate to the profit before tax, by the aggregate profit before tax.

        The charge for income taxes is shown in the following table and recognizes that revenue and expense items may affect the financial statements and tax returns in different periods (temporary differences):

	2004	2003	2002
	US$'000	US$'000	US$'000
Current income tax charge	58,347	38,369	21,143
Deferred income tax charge	553	14,000	1,591

Charge for taxes	58,900	52,369	22,734

        The tax effects of significant items comprising the Group's net deferred income tax liability as of December 31, 2004 and 2003 are as follows:

	2004	2003
	US$'000	US$'000
Deferred income tax liabilities:
Temporary differences between book and tax basis of assets and liabilities	(39,216)	(38,006)

Deferred income tax assets:
Tax credit carryforwards	2,734	2,734
Other temporary differences	96	926
Provision for doubtful debtors	1,983	424
Net operating and other loss carryforwards	1,070	1,142

Net deferred income tax assets	5,883	5,226

Net deferred income tax liability	(33,333)	(32,780)

Amount included in balance sheet as non-current deferred tax liability	(39,216)	(38,006)

Amount included in balance sheet as non-current deferred tax asset	5,883	5,226

        Deferred income tax liabilities reflect temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred income tax assets are comprised of tax credit carry forwards and operating losses in joint ventures and subsidiaries.

        The Company has not recorded deferred income tax liabilities applicable to undistributed earnings of foreign joint ventures and subsidiaries that will be reinvested in foreign operations. Undistributed earnings amounted to $441,650,000 at December 31, 2004 (2003: $338,052,000, 2002: $279,883,000).

        Net operating and other loss carryforwards amounting to $20,105,000 (2003: $10,849,000, 2002: $189,080,000) are present in the Group. These have expiry periods depending on their jurisdiction of greater than one year. $nil (2003: $2,479,000, 2002: $177,271,000) of these net operating and other loss carryforwards are not anticipated to be used within expiry periods.

25.  CASH FLOW FROM OPERATING ACTIVITIES

	2004	2003	2002
	US$'000	US$'000	US$'000
Profit (loss) after taxes for the year	68,241	178,823	(385,143)
Adjustments for non-cash items:
Depreciation and amortization	170,994	128,569	139,318
Interest accretion on borrowings (effective rate)	16,262	9,727	1,938
Write-down of assets	6,791	5,859	78,167
Gain on exchange and disposal of assets	2,207	(2,213)	(88,814)
Loss (Gain) and valuation movement on investment securities	126,957	(246,760)	299,963
Fair value result on financial instruments	(148,816)	84,578	7,858
(Profit) loss from operations in associated companies	(814)	(380)	(62)
Exchange loss on 5% Mandatory Exchangeable Notes	27,550	41,820	—
Increase in the provision for doubtful receivables	(316)	5,794	2,558
Increase in other provisions	2,975	—	—
Minority interest	16,790	14,695	22,494
Other non-cash gain	—	(533)	—
Other financial income	—	(96,748)	(42,247)
Adjustment to reconcile working capital:
Decrease/(increase) in trade debtors, prepaid and other current assets	(52,049)	16,463	5,790
(Increase) decrease in inventories	(5,358)	(1,387)	5,386
Increase in trade and other payables	52,807	1,001	25,928
Increase (decrease) in accrued interest	110	2,828	(8,841)
Increase in accrued taxation	18,912	27,720	2,986
Reclassification to financing activities:
Early redemption penalties on debt restructuring	—	14,466	—

Net cash provided by operating activities	303,243	184,322	67,279

        Interest paid during the year amounted to $92,162,000 (2003: $135,346,000, 2002: $197,297,000). Interest received during the year amounted to $7,169,000 (2003: $4,235,000, 2002: $12,726,000). Taxes paid amounted to $39,988,000 (2003: $20,305,000, 2002: $21,582,000).

26.   ACQUISITION OF SUBSIDIARIES AND JOINT VENTURES

        The Group has, from time to time, acquired or increased its share in certain subsidiaries and joint ventures. The fair value of the assets acquired and liabilities assumed during the year were as follows:

	2004	2003	2002
	US$'000	US$'000	US$'000
Property, plant and equipment	8,531	22,464	—
Goodwill	(3,660)	46,101	2,268
Intangible assets	116	468	—
Pledged deposits	586	—	—
Current assets	5,061	29,178	390
Amounts due in more than one year	(3,447)	(70,501)	—
Amounts due within one year	(6,162)	(11,177)	—
Minority interest	—	—	(658)

	1,025	16,533	2,000
Non cash gain	—	(533)	—

Total purchase price paid in cash	1,025	16,000	2,000
Less: Cash acquired	(19)	(17,028)	—

Cash paid (received) for acquisitions net of cash acquired	1,006	(1,028)	2,000

        In 2004, Millicom increased its holding in its operation in Tanzania from 59.4% to 84.4% and in 2003 from 57% to 59.4%.

        In 2003, Millicom regained control and started reconsolidating Telemovil its operation in El Salvador (Note 3).

        In 2002, the Company increased its ownership in Celcaribe throughout the year to arrive at an ownership percentage of 95.4% as of December 31, 2002. In addition, in November 2002, Millicom purchased the remaining 30% interest in Millicom (Ghana) Limited. Both operations were fully consolidated at December 31, 2002.

27.   DISPOSAL OF SUBSIDIARIES AND JOINT VENTURES

        The Group has, from time to time, disposed of or reduced its share in certain subsidiaries and joint ventures. The impact of the change in consolidation method and the carrying amount of the assets and liabilities disposed of during the year were as follows:

	2004	2003	2002
	US$'000	US$'000	US$'000
Property, plant and equipment	2,104	33,496	11,396
Intangible assets	—	51,473	26,332
Pledged deposits	—	(997)	30,989
Current assets	944	15,300	72,553
Amounts due in more than one year	—	(33,883)	(2,125)
Amounts due within one year	(2,398)	(56,240)	(86,899)
Currency translation adjustment	(1,708)	—	—
Loans written-off	5,285	—	—
Disposal of minority interest	—	—	5,594

	4,227	9,149	57,840
(Loss) profit on sale	(2,207)	2,213	57,955

Total sale price, in cash and cash equivalents	2,020	11,362	115,795
Add: Additional proceeds on sale of FORA less expenses incurred	—	—	27,547
Less: Cash disposed	(59)	(2,514)	(8,271)
Deferred sales proceeds	(1,000)	—	—
Available-for-sale securities received	—	—	—

Cash flow on disposal net of cash	961	8,848	135,071

        The results, assets and liabilities of divested operations are summarized in Note 21.

        In 2004, Millicom sold its interest in its operation in Argentina and in 2003 its interest in its operation in Colombia. In 2002, Millicom disposed of MIC Systems, including MACH, its GSM clearing-house, and disposed of its operation in the Philippines.

28.   NON-CASH INVESTING AND FINANCING ACTIVITIES

	2004	2003	2002
	US$'000	US$'000	US$'000
Investing activities:
Revaluation of marketable securities	(127,158)	246,760	(57,813)
Acquisition of El Salvador	—	51,371	—
Acquisition of licenses	221,246	—	—
Financing activities:
Redemption of debt	—	(150,350)	(42,247)
Issuance of capital	67,986	1,181	—
Payment of debt to shareholders	—	2,394	—

29.   COMMITMENTS AND CONTINGENCIES

        The Company and its operations are contingently liable with respect to lawsuits and other matters that arise in the normal course of business. As of December 31, 2004, Millicom's consolidated share of these matters that have not been provided totaled $72,635,000 of which $438,000 relate to joint ventures. Management is of the opinion that while it is impossible to ascertain the ultimate legal and financial liability with respect to these contingencies, the ultimate outcome of these contingencies is not anticipated to have a material effect on the Group's financial position and operations.

Tele2 AB series B shares

        The Tele2 AB series B ("Tele2") shares underlying the 5% Mandatory Exchangeable Notes (Note 18) have been lent to Deutsche Bank AG London pursuant to a securities lending arrangement. Millicom Telecommunications S.A. is obligated to deliver Tele2 shares upon exchange of the 5% Mandatory Exchangeable Notes even in the event of a failure of Deutsche Bank AG London to redeliver to Millicom Telecommunications S.A. Tele2 shares.

MACH

        In November 2002, Millicom completed the sale of Multinational Automated Clearing House S.A. ("MACH"). Following examination of the books and records of MACH subsequent to purchase, the buyers have claimed a reduction in the purchase price to reflect a claimed lower balance sheet value, as per the terms of the purchase agreement. Millicom's management is still examining this claim and does not expect there to be a significant impact on the Group's consolidated financial statements.

Debt pledges and guarantees

        Details of debt pledges and guarantees are contained in Note 18.

Operational environment

        Millicom has operations in emerging markets, namely Asia, Latin America and Africa, where the regulatory, political, technological and economic environments are evolving. As a result, there are uncertainties that may affect future operations, the ability to conduct business, foreign exchange transactions and debt repayments and which may impact upon agreements with other parties. In the normal course of business, Millicom is involved in discussions regarding taxation, interconnect, license renewals and tariffing arrangements, which can have a significant impact on the long-term economic viability of its operations.

Lease commitments

  Operating Leases:

        The Group has the following annual operating lease commitments as of December 31, 2004 and 2003.

		2004	2003
		US$ '000	US$ '000
Operating lease commitments
Within:	one year	7,035	5,992
Between:	one – two years	4,877	4,501
	two – three years	4,946	3,863
	three – four years	3,641	4,186
	four – five years	3,232	3,183
After:	five years	9,784	7,637

Total		33,515	29,362

        Operating lease expense was $12,471,000 in 2004 (2003: $8,624,000, 2002: $10,527,000).

Finance leases:

        Future minimum payments on the finance leases are as follows:

		2004	2003
		US$ '000	US$ '000
Finance lease commitments
Within:	one year	214	137
Between:	one – two years	202	22
	two – three years	207	1
	three – four years	214	—
	four – five years	214	—
After:	five years	—	—

Total		1,051	160

        The finance leases are comprised mainly of lease agreements relating to vehicles used by the Group.

Capital commitments

        The Company and its subsidiaries and joint ventures have a fixed commitment to purchase network equipment, land and buildings and other fixed assets for a value of $91,848,000 (2003: $39,472,000) of which $13,939,000 (2003: $10,779,000) relate to joint ventures, from a number of suppliers within one year.

        As part of the 2002 and 2003 amendments (Note 3) Comvik International (Vietnam) AB still needs to disburse, before the end of the revenue sharing agreement on May 19, 2005, approximately 27,639,000, of which 21,908,000 are already ordered and included in the commitment described above.

Dividends

        The ability of the Company to make dividend payments is subject to, among other things, the terms of the indebtedness, local legal restrictions and the ability to repatriate funds from Millicom's various joint ventures.

Contingent assets

        Due to the late delivery by a supplier of network equipment in Central and South America, Millicom is entitled to a total compensation for suffered damages amounting to approximately $9.8 million. This compensation is in the form of discount vouchers on future purchases of network equipment. The recognition of the compensation as "other operating income" occurs when the network equipment purchased is delivered. As of December 31, 2004, approximately $6.5 million of compensation is expected to be recognized as other operating income in the first and second quarters of 2005. In 2004, Millicom recognized as "other operating income" compensation of $3.3 million.

30.   RELATED PARTY TRANSACTIONS

a) Remuneration of the directors and senior executives

Principles

        The remuneration of the members of the board of directors of the Company (the "Board") is comprised of an annual fee and stock options. The annual fee and the number of stock options granted are proposed by the Board and approved by the shareholders at the Annual General Meeting of Shareholders (the "AGM").

        The remuneration of the President and Chief Executive Officer (the "CEO") and other senior executives comprises an annual base salary, bonuses, stock options, other benefits and social security contributions. The CEO also receives a pension contribution. "Other senior executives" includes the Chief Operating Officer, the Senior Executive Vice President, the Executive Vice President-Operations, the Chief Financial Controller, the Chief of Finance-Global Operations, the Cluster Managers for South East Asia, South Asia, Central America and South America. The bonus and stock options programmes are based on actual performance (including individual and Company performance). Options are granted once a year by the Shareholders at the AGM following the recommendation of the Board. For 2004, the annual base salary and other benefits of the CEO was approved by the Chairman of the Board, and the annual base salary and other benefits of other senior executives was set by the CEO. The bonus for 2004 for senior executives was approved by the Compensation Committee. For 2005, the remuneration of all senior executives is approved by the Compensation Committee composed of four members of the Board.

Remuneration and pensions

2004

        The remuneration charge for 2004 of the Chairman of the Board (the "Chairman") was $56,000 and a total of $315,000 for the other members of the Board. In 2004, 20,000 stock options were granted to the Chairman and 120,000 to the other members of the Board at an exercise price equal to the market price at date of grant plus a mark-up of 10%. As of December 31, 2004, the Chairman held 20,000 stock options and the other members of the Board held 465,600 stock options.

        The remuneration charge of the CEO for 2004 was $1,988,000 of which bonus amounted to $497,300. The pension insurance charge of the CEO for 2004 amounted to $1,370,000 of which $396,000 related to the 2004 service cost and interest and $974,000 represented the difference between the actuarial liability and the plan assets. Future contributions to the pension insurance of the CEO are based on a service cost and interest paid to a third party insurance company. The yearly contribution is based on the projected entitlement at the time of retirement and is based on an average of the annual base salary of previous years and length of service with the Company. As of December 31, 2004, the pension actuarial liability amounted to $3,827,000 and the pension plan assets amounted to $2,853,000. The net pension liability of $974,000 is recorded under the caption "Other non-current liabilities". In 2004, 50,000 options were granted to the CEO at an exercise price equal to the market price at date of grant plus a mark-up of 10%. As of December 31, 2004, the CEO held 1,561,100 stock options.

        The remuneration charge for the other senior executives (9 executives) for 2004 was a total of $3,612,300 of which bonuses amounted to $953,700 and other benefits amounted to $682,800. No contributions to pension funds were made for other senior executives. In 2004, 152,100 options were granted to the other senior executives at an exercise price equal to the market price at date of grant plus a mark-up of 10%. As of December 31, 2004, the other senior executives held 710,000 stock options.

2003

        The remuneration for 2003 of the Chairman was $96,000 and a total of $247,500 for the other members of the Board. In 2003, 34,000 stock options were granted to the Chairman and 136,000 to the other members of the Board at an exercise price equal to the market price at date of grant. As of December 31, 2003, the Chairman held 634,000 stock options and the other members of the Board held 368,700 stock options.

        The remuneration charge of the CEO during 2003 was $1,749,000 of which bonus amounted to $606,000. The pension insurance cost of the CEO for 2003 amounted to $1,636,000. In 2003, 600,000 options were granted to the CEO at an exercise price equal to the market price at date of grant. As of December 31, 2003, the CEO held 1,600,000 stock options.

        The remuneration charge for 2003 for the other senior executives (10 executives, including in 2003 the Cluster manager for Africa) was a total of $3,988,700 of which bonuses amounted to $1,173,800 and other benefits of $662,400. No contributions to pension funds were made to other senior executives. 325,300 stock options were granted in 2003 to other senior executives at an exercise price equal to the market price at date of grant. As of December 31, 2003, the other senior executives held 948,300 stock options.

  Severance payments

        If employment of senior executives is terminated by Millicom, severance payment of up to 12 months salary is payable.

  Other

        From time to time, Millicom has allowed its senior executives to participate in its operations. The following participations and options are held by senior executives:

        Share options totaling 1% of the outstanding share capital in Millicom International BV are held by Mr. Beuls, President and Chief Executive Officer of Millicom (See Note 17).

        In Millicom's operations in Vietnam, Mr. M.A. Zaman, a senior vice president of Millicom, owns 20% of Comvik International (Vietnam) AB. In Millicom's operations in Cambodia, Mr. Zaman owns 3.1% of CamGSM Company Limited and 3% of Royal Telecam International Limited. In Laos, Mr. Zaman owns 3.9% of Millicom Laos. Mr. Zaman holds the right to acquire an equity ownership in certain countries in the event he is able to obtain a license for Millicom.

b) Kinnevik

        The Company's principal shareholder is Investment AB Kinnevik and subsidiaries ("Kinnevik"). Kinnevik is a Swedish holding company with interests in the telecommunications, media, publishing and paper industries. As of December 31, 2004, Kinnevik owned approximately 35.6% of Millicom.

        On December 31, 1995 Millicom acquired 17.7% of MACH from Kinnevik. The consideration, which was to have a minimum present value of $5,000,000 at December 31, 1995, consisted of (i) an initial payment of $1,000,000 plus interest, at the ruling market rate, for the month of January 1996, (ii) seven additional payments for each of the financial years 1996 to 2002, calculated as 17.7% of MACH's pre-tax profit for the relevant year and payable in April of the following year, and (iii) a final payment payable in April 2003, calculated as the higher of (a) the sum of the seven additional payments multiplied by a factor of 1.3 minus the initial payment or (b) the amount required to make the present value of all payments at December 31, 1995 equal to $5,000,000. The final payment was made in common stock of Millicom. In 2002 an amount of $3,958,000 due to Kinnevik was included in the balance sheet under the heading "Amounts due to shareholders". In addition, as of December 31, 2002, Millicom owed $63,000 for additional charges. The balance was settled in 2003.

        In May 2002, Millicom sold a 17% interest in MIC Systems BV, the parent company of MACH to Kinnevik BV for $17,000,000.

        During 2002, Kinnevik purchased Millicom 13.5% Notes (Note 18) on the open market with a face value of $44,000,000. Millicom then exchanged these for $1,500,000 cash and 672,016 Tele2 AB series B shares at market prices.

        During the course of 2002, Millicom sold an additional 6,177,369 Tele2 AB series B shares at market prices to Kinnevik for a value of $104,295,000.

        During 2004, Kinnevik purchased 5,600,000 Millicom shares of the Company of which 4,050,000 in the Share Offering on December 7, 2004 (see Note 17).

        The Group maintains corporate bank accounts at Banque Invik, a subsidiary of Kinnevik, through which it makes payments and receives cash in the normal course of business. As of December 31, 2004, the Group had current accounts, time deposits, blocked deposits and a bank facility of $3,000,000 at Banque Invik.

c) Tele2 AB

        In November 2001, Millicom sold 100% of its interests in FORA Telecom BV, its Russian Cellular telephone operations to Tele2 AB for a consideration of $80 million in Tele2 AB series "B" shares plus a maximum equivalent of $30 million in cash or additional Tele2 AB series "B" shares, depending on the outcome of GSM license applications for three of Millicom's cellular telephone operations in Russia. The sale resulted in a $6,693,000 gain on the disposal in 2001 (Note 23). During 2002, Millicom obtained the necessary GSM licenses referred to above and received the additional proceeds of $30 million in cash. In addition, certain loans for which Millicom was liable were settled at less than their carrying value. The gain realized in obtaining the licenses and settling the loans net of costs incurred in the acquisition of the licenses, amounted to $30,859,000 in 2002.

d) Great Universal and Modern Holdings

        As of December 31, 1998, the Group, through its subsidiary MIC-USA inc. ("MIC-USA"), had a 100% temporary and restricted shareholding in Great Universal. On December 31, 1999, MIC-USA transferred its 100% ownership and related rights in Great Universal to Great Universal LLC 1999 Trust for a consideration of $5,027,000, corresponding to the net book value of Millicom's investment in Great Universal. During 2002, Millicom recorded an impairment loss for 100% of this asset due to uncertainty concerning its recoverability (Note 9). The rights and obligations of MIC-USA toward Great Universal were assigned to Great Universal LLC. Great Universal continues to indemnify Millicom against certain contingent liabilities. Great Universal and Modern Holdings are mainly engaged in the communications, information technology, teleservices and media industries primarily.

        In June 1999, Great Universal effected a reorganization where it spun off its subsidiaries into two separate businesses being Great Universal Inc. and Modern Holdings. Great Universal LLC holds 100% of common shares in Great Universal Inc. and 52.7% of common shares in Modern Holdings. Millicom also has a direct ownership of 11.6% of the share capital of Modern Holdings. These investments are recorded as non-current available-for-sale security (note 9).

        Millicom does not consolidate its investments in Great Universal and Modern Holdings since the restrictions on their ability to distribute dividends is considered a severe long-term restriction that significantly impairs their ability to transfer funds to Millicom. Further, due to the existence of warrants, enabling the warrant holders to obtain control over Great Universal and Modern Holdings, Millicom considers that it does not control these companies.

e) Services purchased and sold to affiliated companies

        The following sales and purchases and outstanding balances occurred with companies affiliated to Millicom. The services purchased and supplied covered fraud detection, network and IT support, acquisition of assets and customer care systems.

        Millicom had the following payables to related parties and made purchases from related parties as follows:

	Purchases in year		Amount payable as of December 31,
	2004	2003	2004	2003
	US$'000	US$'000	US$'000	US$'000
Applied Sales Management	—	—	—	—
Applied Value	81	369	—	24
AVI	403	—	70	—
Banque Invik	665	937	57	348
Bassett	376	451	130	40
Ephibian	—	24	—	14
Foreign Value	1,859	730	—	—
Fischer Partners	37	—	—	—
Great Universal	192	—	78	—
Kinnevik	5	—	—	—
Metro	21	—	—	—
Modern Treuhand	569	—	415	—
Modern Times Group	5	—	1	—
Netcom Consultants	1,129	352	—	—
Praesidium	13	50	—	—
Procure-it-right	978	1,384	8	72
Search Value	257	159	—	38
Shared Services	146	—	34	—
Shared Value	680	638	5	41
Tele2 AB	234	247	177	31

	7,650	5,341	975	608

        As of December 31, 2004 and 2003, Millicom had the following receivables from related parties:

	2004	2003
	US$'000	US$'000
Kinnevik	154	154
Metro	—	247
Millicom Technologies Ltd	83	—
Modern Holdings	1,383	1,690
Modern Times Group	265	265
Netcom	8	16
Shared Value	18	18
Stonebrook Enterprises	156	156
Tele2 AB	—	359

	2,067	2,905

31.  EARNINGS (LOSS) PER COMMON SHARE

        Earnings (loss) per common share are comprised as follows(i):

	2004	2003	2002
Net profit (loss) attributable to shareholders (US$'000)	68,241	178,823	(385,143)
Weighted average number of shares outstanding during the year (in '000)	83,335	65,312	65,272

Basic (loss) earnings per share (US$)	0.82	2.74	(5.90)

Net profit (loss) attributable to shareholders (US$'000)	68,241	178,823	(385,143)
Interest expense on convertible debt (US$'000)	1,217	3,476	—

Net profit (loss) used to determine diluted earnings per share (US$'000)	69,458	182,299	(385,143)

Weighted average number of shares outstanding during the year (in '000)	83,335	65,312	65,272
Adjustments for:
Assumed conversion of convertible debt (in '000)(ii)	6,462	15,186	—
Share options (in '000)(iii)	515	2	—

Weighted average number of shares and potential dilutive shares outstanding during the year (in '000)	90,312	80,500	65,272

Diluted earnings (loss) per common share (US$)	0.77	2.26	(5.90)

(i)
All share amounts have been adjusted to reflect the reverse stock split approved on February 16, 2004 (see Note 17).

(ii)
For 2003, the number of shares for the assumed conversion of convertible debt represents the weighted average number of convertible shares in the year that would result if the remaining principal amount of the 2% PIK Notes had been converted into Millicom's common shares on May 8, 2003. For 2004, potential ordinary shares that have been converted into ordinary shares during the reporting period are included in the calculation of diluted earnings per share from the beginning of the period to the date of conversion. From the date of conversion, the resulting shares are included in both the basic and diluted earnings per share.

(iii)
As of December 31, 2004, the Group had 802,303 (2003: 1,791,961; 2002: 1,956,204) stock options that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the period presented.

32.  SUBSEQUENT EVENTS

        In January 2005 Millicom issued an aggregate principal amount of $200 million of 4% Convertible Bonds due 2010 convertible into Ordinary Shares and/or SDRs. The net proceeds of the offering were paid and settled on January 7, 2005 in the amount of $195,875,000.

33.  SUBSEQUENT EVENTS (unaudited)

        On March 2, 2005 the registration statement of the 10% Senior Notes (see Note 18d) was declared effective and the special interest charge ceased to accrue.

QuickLinks

SIGNATURES
MILLICOM INTERNATIONAL CELLULAR S.A. Audited Consolidated Financial Statements As of December 31, 2004
MILLICOM INTERNATIONAL CELLULAR S.A. DIRECTORS' REPORT
Report of the independent auditors
Millicom International Cellular S.A. Consolidated balance sheets As of December 31, 2004 and 2003
Millicom International Cellular S.A Consolidated statements of profit and loss for the years ended December 31, 2004, 2003 and 2002
Millicom International Cellular S.A Consolidated statements of cash flows for the years ended December 31, 2004, 2003 and 2002
Millicom International Cellular S.A. Consolidated statements of changes in shareholders' equity for the years ended December 31, 2004, 2003 and 2002
Millicom International Cellular S.A. Notes to the consolidated financial statements As of December 31, 2004, 2003 and 2002